[Form of amended pricing supplement - 40432XZ79 – incorporated into the Master Global Note]

HSBC ◆

September 2023

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253385
Amendment No. 1 dated September 29, 2023 to
Pricing Supplement dated May 16, 2014
(To Prospectus dated February 23, 2021 and
Prospectus Supplement dated February 23, 2021)

STRUCTURED INVESTMENTS
$7,983,000 Callable Leveraged Steepener Notes due May 21, 2029*

The notes offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. For the first year of the term of the notes, the notes will pay quarterly interest payments at a fixed rate of 8% per annum. After the first year, the notes will pay quarterly interest payments at a variable rate per annum equal to 6.25 times the difference, if any, between the 30-Year Constant Maturity Swap Rate less the 5-Year Constant Maturity Swap Rate, plus, commencing on the interest payment period starting on August 21, 2023, the additional payment described in "Additional Information About the Notes," subject to a cap of 8.00% per annum. The notes are callable at our option on May 21, 2015 and on May 21, 2022 for the Principal Amount. These long-dated notes are for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving little or no interest on the notes and the risk of the notes being called by the issuer prior to the maturity date. **All payments on the notes are subject to the credit risk of HSBC.**

FINAL TERMS	
Issuer:	**HSBC USA Inc. ("HSBC")**
Maturity date:	May 21, 2029, or if that day is not a business day, the next succeeding business day.
Aggregate principal amount:	$7,983,000
Payment at maturity:	On the maturity date, for each note, we will pay you the principal amount of your notes plus any accrued but unpaid interest.
Interest:	Interest will be paid quarterly and will accrue at the applicable interest rate set forth below. The interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Interest rate:	For each interest payment period from and including the original issue date to but excluding the first anniversary of the original issue date (the "fixed rate payment period"): 8.00% per annum. For each interest payment period from and including the first anniversary of the original issue date to but excluding the maturity date (the "floating rate payment period"): a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied 6.25, plus, commencing on the interest payment period starting on August 21, 2023, the additional payment described in "Additional Information About the Notes" (the "Additional Payment"), subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Reference rate:	The 30-Year Constant Maturity Swap Rate less the 5-Year Constant Maturity Swap Rate. On the May 18, 2023 interest determination date, the Reference Rate was 0% and will remain at 0% through the maturity date under the terms of the notes (without reference to the Additional Payment).
Additional payment rate:	Commencing on the interest payment period starting on August 21, 2023 and solely with respect to the Additional Payment, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.
Interest payment periods:	The period beginning on and including the original issue date and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date.
Interest cap rate:	8.00% per annum
Interest floor rate:	0.00% per annum
Interest determination dates:	Two government securities business days immediately preceding the beginning of each interest payment period during the floating rate payment period.
30-Year Constant Maturity Swap Rate:	The 11:00 a.m. fix of the 30-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the applicable interest determination date. If, on any interest determination date, the 30-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 30-Year Constant Maturity Swap Rate in accordance with the procedures set forth under "Description of Notes—CMS Rate Notes" in the accompanying prospectus supplement.
5-Year Constant Maturity Swap Rate:	The 11:00 a.m. fix of the 5-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the applicable interest determination date. If, on any interest determination date, the 5-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 5-Year Constant Maturity Swap Rate in accordance with the procedures set forth under "Description of Notes—CMS Rate Notes" in the accompanying prospectus supplement.
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the call notice dates, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any interest payment in respect of Interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Call dates:	May 21, 2015 and May 21, 2022.
Call notice date:	10 business days prior to the applicable call date.
Interest payment dates:	The 21th calendar day of each February, May, August and November, commencing on August 21, 2014, up to and including the maturity date, provided that if any such day is not a business day, the relevant interest payment shall be made on the next succeeding business day and no additional interest will accrue for the applicable interest payment period from and after the originally scheduled interest payment date. If the maturity date falls on a date that is not a business day, payment of the Interest and principal will be made on the next succeeding business day, and no interest will accrue for the period from and after the originally scheduled maturity date.
Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Government securities business day:	Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	May 16, 2014
Original issue date:	May 21, 2014 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. See "Risk Factors — The estimated initial value of the notes, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any."
CUSIP:	40432XZ79
ISIN:	US40432XZ790
Listing:	The notes will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and Issue Price:	**Price to Public**	**Fees and Commissions**(1)	**Proceeds to Issuer**
Notes	$1,000	$35	$965
Total	$7,983,000	$279,405	$7,703,595

* On June 30, 2023, the Constant Maturity Swap Rate ceased publication. This note is being amended to add the Additional Payment and to add supplemental disclosure to "Additional Information About the Notes – Tax Considerations." Other than the addition of the Additional Payment and related changes described in this amended pricing supplement, all other terms of the notes remain as described in the Pricing Supplement dated May 16, 2014.

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $35 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of $35 for each note they sell. See "Supplemental plan of distribution (conflicts of interest)."

The estimated initial value of the notes as of the pricing date is $947 per note, which is less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 5 of this document for additional information.

An investment in the notes involves certain risks. See "Risk Factors" beginning on page 5 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the notes, or determined that this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The prospectus supplement dated February 23, 2021 at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

The prospectus dated February 23, 2021 at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

Callable Leveraged Steepener Notes

The Callable Leveraged Steepener Notes due May 21, 2029 (the "notes") are debt securities of HSBC. In the first year of their term, the notes pay interest at a rate of 8.00% per annum. After May 21, 2015, the notes pay interest at a variable rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 6.25, plus, commencing on the interest payment period starting on August 21, 2023, the Additional Payment, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date. If the sum of (a) the 30-Year Constant Maturity Swap Rate minus the 5-Year Constant Maturity Swap Rate plus (b) the Additional Payment is less than or equal to 0.00% on the applicable interest determination date, the floating interest rate will be 0.00% and no interest will accrue on the notes for the related interest period. All payments on the notes are subject to the credit risk of HSBC.

Maturity:	Approximately fifteen years, unless the notes are called
Interest rate:	For the fixed rate payment period: 8.00% per annum.
	For the floating rate payment period: a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 6.25, plus, commencing on the interest payment period starting on August 21, 2023, the Additional Payment, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Reference rate:	The 30-Year Constant Maturity Swap Rate less the 5-Year Constant Maturity Swap Rate; commencing on the interest payment period starting on August 21, 2023. On the May 18, 2023 interest determination date, the Reference Rate was 0% and will remain at 0% through the maturity date under the terms of the notes (without reference to the Additional Payment).
Additional payment rate:	Solely with respect to the Additional Payment, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.
Interest cap rate:	8.00% per annum
Interest floor rate:	0.00% per annum
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the call notice dates, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any interest payment in respect of interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Call dates:	May 21, 2015 and May 21, 2022.

Hypothetical Examples

During the fixed rate payment period, from and including the original issue date to but excluding the first anniversary of the original issue date, the notes will pay interest at a rate of 8.00% per annum, and on each interest payment date during the fixed rate payment period, you will receive an interest payment in the amount of $20 per $1,000 in principal amount of the notes.

During the floating rate payment period, the notes will pay interest at a rate equal to the reference rate times 6.25, subject to the interest cap rate. However, in no case will the notes pay interest at a rate that is less than the interest floor rate. The reference rate is equal to the 30-Year Constant Maturity Swap Rate minus the 5-Year Constant Maturity Swap Rate. Commencing on the interest payment period starting on August 21, 2023 and solely with respect to the Additional Payment, the additional payment rate will be equal to the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate. The following scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the reference rate or additional payment rate, and we cannot predict the reference rate or additional payment rate on any interest determination date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the reference rate or additional payment rate. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the interest determination for $1,000.00 in principal amount of the notes, assume that there are 90 days in each quarterly period and reflect the interest cap rate of 8.00% per annum and the interest floor rate of 0.00% per annum.

Hypothetical Reference Rate or Additional Payment Rate	Interest Floor Rate	Interest Cap Rate	Hypothetical Interest Rate Per Annum (Reference Rate or Additional Payment Rate x 6.25, subject to the Interest Cap Rate and Interest Floor Rate)	Hypothetical Interest Payment
5.00%	0.00%	8.00%	8.00%	$20.00
4.00%	0.00%	8.00%	8.00%	$20.00
3.00%	0.00%	8.00%	8.00%	$20.00
2.35%	0.00%	8.00%	8.00%	$20.00
2.00%	0.00%	8.00%	8.00%	$20.00
1.75%	0.00%	8.00%	8.00%	$20.00
1.50%	0.00%	8.00%	8.00%	$20.00
1.28%	**0.00%**	**8.00%**	**8.00%**	**$20.00**
1.20%	0.00%	8.00%	7.50%	$18.75
1.10%	0.00%	8.00%	6.88%	$17.19
1.00%	0.00%	8.00%	6.25%	$15.63
0.80%	0.00%	8.00%	5.00%	$12.50
0.70%	0.00%	8.00%	4.38%	$10.94
0.50%	0.00%	8.00%	3.13%	$7.81
0.40%	0.00%	8.00%	2.50%	$6.25
0.30%	0.00%	8.00%	1.88%	$4.69
0.20%	0.00%	8.00%	1.25%	$3.13
0.10%	0.00%	8.00%	0.63%	$1.56
0.00%	**0.00%**	**8.00%**	**0.00%**	**$0.00**
-1.00%	0.00%	8.00%	0.00%	$0.00
-2.00%	0.00%	8.00%	0.00%	$0.00
-3.00%	0.00%	8.00%	0.00%	$0.00
-5.00%	0.00%	8.00%	0.00%	$0.00
-10.00%	0.00%	8.00%	0.00%	$0.00

Example 1: On an interest determination date, the reference rate or additional payment rate times 6.25 is equal to 2.50%. Because the reference rate or additional payment rate times 6.25 is 2.50%, which is less than the interest cap rate, the interest rate for the corresponding interest payment date during the floating rate payment period is 2.50% per annum, and the interest payment on that interest payment date would be $6.25 per $1,000 in principal amount of the notes, calculated as follows:

$$\$1{,}000 \times \text{Interest Rate} \times 90/360$$
$$= \$1{,}000 \times 2.50\% \times 90/360$$
$$= \$6.25$$

Example 2: On an interest determination date, the reference rate or additional payment rate times 6.25 is equal to 15.00%. Because the reference rate or additional payment rate times 6.25 is 15.00%, which is greater than the interest cap rate, the interest rate for the corresponding interest payment date during the floating rate payment period is equal to the interest cap rate of 8.00% per annum, and the interest payment on that interest payment date would be $20.00 per $1,000 in principal amount of the notes, the maximum interest payment on the notes, calculated as follows:

$1,000 × Interest Rate × 90/360
= $1,000 × 8.00% × 90/360
= $20.00

Example 3: On an interest determination date, the reference rate or additional payment rate times 6.25 is equal to -1.00%. Because the reference rate or additional payment rate times 6.25 is -1.00%, which is less than the interest floor rate of 0.00%, the interest rate for the corresponding interest payment date during the floating rate payment period is equal to the interest floor rate of 0.00% per annum, and the interest payment on that interest payment date would be $0.00 per $1,000 in principal amount of the notes:

$1,000 × Interest Rate × 90/360
= $1,000 × 0.00% × 90/360
= $0.00

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the following section:

> "— Risks relating to all note issuances" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- The amount of interest payable quarterly during the floating rate payment period is uncertain and could be equal to the interest floor rate. You will receive a quarterly interest payment on each interest payment date during the floating rate payment period that accrues at a rate per annum equal to the reference rate or additional payment rate times 6.25, subject to the interest cap rate of 8.00% per annum and the interest floor rate of 0.00% per annum. The 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate on which the reference rate is based, and the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, on which the additional payment rate is based, may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to those factors. The effect that any single factor may have on the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate may be partially offset by other factors. We cannot predict the factors that may cause the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate to increase or decrease. A decrease in the 30-Year Constant Maturity Swap Rate or the 30-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, during the floating rate payment period may result in a reduction of the applicable interest rate, as may an increase in the 5-Year Constant Maturity Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable. The quarterly interest rate on the notes after May 21, 2015 may be equal to the interest floor rate of 0.00%, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

- The notes are not ordinary debt securities and the interest rate is not fixed for any floating rate payment period and is variable. The interest rate is not fixed for any floating rate payment period but will vary depending on the reference rate and additional payment, subject to the interest cap rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, or the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, does not actually pay at either such rate. We have no control over any fluctuations in the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.

- The notes are not ordinary debt securities, and the reference rate and additional payment rate determination presents different investment considerations than fixed rate notes. If general interest rates rise significantly, you may not expect to earn the interest cap rate during any floating rate payment period because of the method for determining the reference rate. The reference rate is determined by taking the 30-Year Constant Maturity Swap Rate and subtracting the 5-Year Constant Maturity Swap Rate, and the additional payment rate is determined by taking the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and subtracting the 5-year USD SOFR Spread-Adjusted ICE Swap Rate. The 30-Year Constant Maturity Swap Rate must exceed the 5-Year Constant Maturity Swap Rate, or the 30-year USD SOFR Spread-Adjusted ICE Swap Rate must exceed the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, in order for you to earn an interest rate above the interest floor rate. Additionally, increases in the 30-Year Constant Maturity Swap Rate may be offset by corresponding increases in the 5-Year Constant Maturity Swap Rate, and increases in the 30-year USD SOFR Spread-Adjusted ICE Swap Rate may be offset by corresponding increases in the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable. You may not benefit from an increase in the 30-Year Constant Maturity Swap Rate if the 5-Year Constant Maturity Swap Rate increases similarly, nor may you benefit from an increase in the 30-year USD SOFR Spread-Adjusted ICE Swap Rate if the 5-year USD SOFR Spread-Adjusted ICE Swap Rate increases similarly, as applicable. When determining whether to invest in the notes, you should not focus on the interest cap rate. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

- Credit risk of HSBC USA Inc. The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- Your interest rate for each interest payment date during the floating rate payment period is limited by the interest cap rate. During the floating rate payment period, the interest rate will be capped at the interest cap rate of 8.00% per annum. As a result, you will not participate in any gain in the reference rate or the additional payment rate if the reference rate or the additional payment rate times 6.25 is greater than 8.00%. Your interest rate will not be greater than the interest cap rate, and, therefore, the maximum quarterly interest payment will be $20.00 for each $1,000 stated principal amount of the notes.

- The estimated initial value of the notes, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any. The estimated initial value of the notes was calculated by us on the pricing date and is less than the price to public. The estimated initial value reflects our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We determined the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the price to public. The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes, and the costs associated with structuring and hedging our obligations under the notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- If HSBC Securities (USA) Inc. were to repurchase your notes immediately after the original issue date, the price you receive may be higher than the estimated initial value of the notes. Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately six months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

- The notes lack liquidity. The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the notes. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the notes.

- The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the notes. As calculation agent, HSBC or one of its affiliates will determine the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, and the amount of interest, if any, that will be paid on each interest payment date. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may adversely affect the payments on the notes.

- Potential conflicts. HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

- The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction. The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.

- The 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, and therefore the value of the notes, may be volatile and will be affected by a number of factors. The 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, and therefore the value of the notes, are subject to volatility due to a variety of factors, including but not limited to:

  - interest and yield rates in the market,

  - changes in, or perceptions, about the future 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate,

  - general economic conditions,

  - policies of the Federal Reserve Board regarding interest rates,

  - sentiment regarding underlying strength in the U.S. and global economies,

  - expectations regarding the level of price inflation,

  - sentiment regarding credit quality in the U.S. and global credit markets,

  - central bank policy regarding interest rates,

  - inflation and expectations concerning inflation,

  - performance of capital markets,

  - geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate,

  - the time remaining to the maturity of the notes, and

  - the creditworthiness of the Issuer.

Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. Furthermore, the impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in the 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate could result in the corresponding interest rate decreasing or an interest rate equal to the interest floor rate and thus in the reduction of the interest payable on the notes.

- sentiment regarding credit quality in the U.S. and global credit markets,

- central bank policy regarding interest rates,

- inflation and expectations concerning inflation,

- performance of capital markets,

- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate,

- the time remaining to the maturity of the notes, and

- the creditworthiness of the Issuer.

Additional Risk Factors for the USD SOFR Spread-Adjusted ICE Swap Rate

The 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, and therefore the value of the notes, may be volatile and will be affected by a number of factors. The 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, and therefore the value of the notes, are subject to volatility due to a variety of factors, including but not limited to:

- ·interest and yield rates in the market,

- ·changes in, or perceptions, about the future 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate,

- ·general economic conditions,

- ·policies of the Federal Reserve Board regarding interest rates,

- ·sentiment regarding underlying strength in the U.S. and global economies,

- ·expectations regarding the level of price inflation,

- ·sentiment regarding credit quality in the U.S. and global credit markets,

- ·central bank policy regarding interest rates,

- ·inflation and expectations concerning inflation,

- ·performance of capital markets,

- ·geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate,

- ·the time remaining to the maturity of the notes, and

- ·the creditworthiness of the Issuer.

SOFR has a very limited history, and its historical performance is not indicative of its future performance. The Federal Reserve Bank of New York (the "SOFR Administrator") began to publish the secured overnight financing rate ("SOFR") in April 2018. Although the SOFR Administrator has also begun publishing historical indicative SOFR going back to 2014, such historical indicative data inherently involves assumptions, estimates and approximations. Therefore, SOFR has limited performance history and no actual investment based on the performance of SOFR was possible before April 2018.

- The level of SOFR over the term of the notes may bear little or no relation to the historical level of SOFR. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR or the notes may be inferred from any hypothetical or actual historical performance data. Hypothetical or actual historical performance data are not indicative of the future performance of SOFR or the notes. Changes in the levels of SOFR will affect the additional payment rate and, therefore, the return on the notes and the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that SOFR or the additional payment rate will be positive.

Any failure of SOFR to gain market acceptance could adversely affect the notes. SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement (repo) market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on the notes and the price at which you can sell the notes.

SOFR may be modified or discontinued, and the SOFR rate notes may bear interest by reference to a rate other than the base rate, which could adversely affect the value of the notes. The Administrator (as defined in "Additional Information About the Notes—Additional Payment") may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the Administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case a fallback method of determining the interest rate on the notes as further described under "Additional Information About the Notes—Additional Payment" will apply). The Administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing the use of SOFR.

If the calculation agent determines that the USD SOFR ICE Swap Rate has been temporarily not published, or an Index Cessation Event or Administrator/Benchmark Event (each as defined in "Additional Information About the Notes—Additional Payment") have occurred in respect of the USD SOFR ICE Swap Rate, then the interest rate on the notes will no longer be determined by reference to the USD SOFR ICE Swap Rate, but instead will be determined by reference to a different rate, which will be a different benchmark than the USD SOFR ICE Swap Rate, as described in "Additional Information About the Notes—Additional Payment."

Any determination, decision or election described above will be made in our, the calculation agent's or another Designee's sole discretion. If the calculation agent chooses an Alternative Post-Nominated Index (as defined in "Additional Information About the Notes—Additional Payment"), it may have a material adverse effect on the value of the notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments. These potentially subjective determinations may adversely affect the payout to you on the notes.

We or our affiliates may publish research that could affect the market value of the notes. We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, SOFR or the USD SOFR ICE Swap Rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

Information About the Reference Rate and Additional Payment Rate

The following graph sets forth the historical performance of the reference rate based on the daily historical closing levels of the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate from June 30, 2013 through June 30, 2023. We derived the reference rate from the closing rates of the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate obtained from Bloomberg Professional® Service. We have made no independent inquiry as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service. The reference rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes for any floating rate payment period.

The reference rate, as derived from data that appeared on Bloomberg Professional® Service on June 30, 2023 was -0.710%. The reference rate as derived from Bloomberg Professional® Service may not be indicative of the reference rate that will be derived from the applicable Reuters page.

Historical Performance of (i) the 30-Year Constant Maturity Swap Rate less (ii) the 5-Year Constant Maturity Swap Rate



Source: Bloomberg Professional® Service

The historical reference rates should not be taken as an indication of future performance, and no assurance can be given as to the reference rate relevant to any interest payment date during the floating rate payment period. We cannot give you assurance that the performance of the reference rate will result in any interest payments after the first year of the term of the notes, or that the notes will provide a satisfactory return on your investment.

Additional Payment Rate for Interest Payment Periods starting on August 21, 2023

The following graph sets forth the historical performance of the additional payment rate based on the daily historical closing levels of the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate from June 23, 2023 through September 26, 2023. We derived the additional payment rate from the closing rates of the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate obtained from Bloomberg. We have made no independent inquiry as to the accuracy or completeness of the information obtained from Bloomberg. The additional payment rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes for any floating rate payment period.

The additional payment rate, as derived from data that appeared on Bloomberg on September 26, 2023 was -0.413%. The additional payment rate as derived from Bloomberg may not be indicative of the additional payment rate that will be derived from the applicable Reuters page.



Historical Performance of the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate

Source: Bloomberg

The historical additional payment rates should not be taken as an indication of future performance, and no assurance can be given as to the additional payment rate relevant to any interest payment date during the floating rate payment periods commencing on August 21, 2023. We cannot give you assurance that the performance of the additional payment rate will result in any interest payments after the first year of the term of the notes, or that the notes will provide a satisfactory return on your investment.

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

General Information	
Listing:	**The notes will not be listed on any securities exchange.**
CUSIP:	40432XZ79
ISIN:	US40432XZ790
Denominations:	$1,000 per note and integral multiples thereof
Minimum ticketing size:	$10,000 / 10 notes, and increments of $1,000 thereafter
Interest:	For the fixed rate payment period: 8.00% per annum.
	For the floating rate payment period: a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate or additional payment rate multiplied by 6.25, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Events of default and acceleration:	If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, you will be entitled to receive the principal amount of the notes together with any accrued but unpaid interest, calculated on the basis of 360 day year consisting of twelve thirty day months.
	If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the applicable call notice date, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any Interest payment in respect of interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Payment when offices or settlement systems are closed:	If any payment is due on the notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.
Additional payment:	Commencing on the interest payment period starting on August 21, 2023, the Additional Payment will be equal to (a) the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate times (b) 6.25, subject to the internal cap rate and the interest floor rate. Commencing on the interest payment period starting on August 21, 2023 and solely with respect to the Additional Payment, the "Additional Payment Rate" will equal the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.
	On June 30, 2023, the Constant Maturity Swap Rate ceased publication. The Alternative Reference Rates Committee (the "ARRC"), which is a group of private market participants convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York has recommended a fallback formula for the CMS Rate, known as Fallback USD LIBOR ISR. The formula below shows how Fallback USD LIBOR ISR is calculated:
	$$Fallback\ USD\ LIBOR\ ISR = \frac{365.25}{360} \times 2 \times \left[\left(\sqrt{1 + SOFR\ ISR} - 1\right) + ISDA\ Spread(3mLibor) \times \frac{1}{2} \times \left(\sqrt{1 + SOFR\ ISR} + 1\right)\right]$$
	Where
	- SOFR ISR is the USD SOFR ICE Swap Rate for the relevant tenors (10-year and 5-year)
	- ISDA Spread (3m LIBOR) is the ISDA fallback spread adjustment for 3m USD LIBOR (26.161bps)
	The USD-SOFR ICE Swap Rate for any U.S. Government Securities Business Day for the applicable tenor is the SOFR-linked interest rate swap, as published on the ICE Benchmark Administration Limited ("ICE") website opposite the heading for that tenor at approximately 11:00 a.m., New York City time, on the applicable Publication Calendar Day. The USD-SOFR ICE Swap Rate for that tenor measures the fixed rate of interest payable on a hypothetical fixed-for-floating SOFR interest rate swap transaction with a maturity matching the tenor. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on the basis of the actual number of days

in the relevant year over 360, is exchangeable for a floating payment stream of SOFR compounded in arrears for twelve months using standard market conventions.

ICE publishes the "USD SOFR Spread-Adjusted ICE Swap Rate," which is calculated as described above. Fallback USD LIBOR ISR will be determined by reference to the published USD SOFR Spread-Adjusted ICE Swap Rate appearing on Bloomberg page USIS0A30 for the 30 Year USD SOFR Spread-Adjusted ICE Swap Rate and Bloomberg Page USIS0A05 for the 5 Year USD SOFR Spread-Adjusted ICE Swap Rate. The fallback provisions below for the USD SOFR ICE Swap Rate will apply to the USD SOFR Spread-Adjusted ICE Swap Rate.

Temporary non-publication of USD SOFR ICE Swap Rate. Subject to the provisions below, if the USD SOFR ICE Swap Rate is not published by the later of (i) 11:00 a.m., New York City time, on the interest determination date and (ii) the related interest reset date, then the calculation agent shall determine a commercially reasonable alternative for the USD SOFR ICE Swap Rate, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the USD-SOFR ICE Swap Rate that the calculation agent considers sufficient for that rate to be a representative alternative rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to USD SOFR ICE Swap Rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the USD SOFR ICE Swap Rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the notes.

In the event of a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index rate or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable.

Whenever the calculation agent is required to act, make a determination or exercise judgement pursuant to a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, it shall do so by reference to Relevant Market Data available at, or a reasonable period of time prior to, the time of notification. The calculation agent shall notify HSBC of any determination it makes pursuant to the replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index as soon as reasonably practicable after either of these replacement rates first apply and, in any event, at least two Business Days before the Cut-off Date. However, any failure to provide such a notification shall not give rise to an Event of Default (as defined in the Senior Indenture).

"Adjustment Spread" means the adjustment, if any, determined by the calculation agent in its sole discretion, which is required in order to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from (i) us to the holders of the notes or (ii) the holders of the notes to HSBC, in each case, that would otherwise arise as a result of the replacement made pursuant to the application of the Calculation Agent nominated Replacement Index or the Alternative Post Nominated Index. Any such adjustment may take account of, without limitation, any anticipated transfer of economic value as a result of any difference in the term structure or tenor of the Calculation Agent Nominated Replacement Index or the Alternative Post Nominated Index by comparison to the Applicable Benchmark. The Adjustment Spread may be positive, negative or zero or determined pursuant to a formula or methodology.

"Administrator" means ICE for the USD SOFR ICE Swap Rate.

"Administrator/Benchmark Event" means the delivery of a notice by HSBC to the holders of the notes with a base rate that is an Applicable Benchmark (which can include posting of such notice through DTC) specifying, and citing Publicly Available Information that reasonably confirms, an event or circumstance which has the effect that HSBC or the calculation agent are not, or will not be, permitted under any applicable law or regulation to use the Applicable Benchmark to perform our or its respective obligations under the terms of such notes.

"Administrator/Benchmark Event Date" means, in respect of an Administrator/Benchmark Event, the date from which the Applicable Benchmark may no longer be used under any applicable law or regulation by HSBC or the calculation agent or, if that date occurs before the issue date, the issue date.

"Alternative Post-Nominated Index" means, in respect of an Applicable Benchmark, any index, benchmark or other price source which is formally designated, nominated or recommended by: (i) any Relevant Nominating Body; or (ii) the Administrator or sponsor of the Applicable Benchmark, provided that such index, benchmark or other price source is substantially the same as the Applicable Benchmark, in each case, to replace the Applicable Benchmark. If a replacement is designated, nominated or recommended under both clauses (i) and (ii) above, then the replacement under clause (i) above shall be the "Alternative Post-nominated Index."

"Applicable Benchmark" means the USD SOFR ICE Swap Rate.

"Calculation Agent Nominated Replacement Index" means, in respect of an Applicable Benchmark, the index, benchmark or other price source that the calculation agent determines to be a commercially reasonable alternative for the Applicable Benchmark.

"Cut-off Date" means fifteen Business Days following the Administrator/Benchmark Event Date. However, if more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index or a spread or methodology for calculating a spread and one or more of those Relevant Nominating Bodies does so on or after the day that is three Business Days before that date, then the Cut-off Date will instead be the second Business Day following the date that, but for this sentence, would have been the Cut-off Date.

"Index Cessation Effective Date" means, with respect to one or more Index Cessation Events, the first date on which the Applicable Benchmark would ordinarily have been published or provided and is no longer published or provided.

"Index Cessation Event" means, with respect to an Applicable Benchmark, (a) a public statement or publication of information by or on behalf of the Administrator of the Applicable Benchmark announcing that it has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider, as applicable, that will continue to provide the Applicable Benchmark; or (b) a public statement or publication of information by the regulatory supervisor for the Administrator of the Applicable Benchmark, the central bank for the currency of the Applicable Benchmark, an insolvency official with jurisdiction over the Administrator for the Applicable Benchmark, a resolution authority with jurisdiction over the Administrator for the Applicable Benchmark or a court or an entity with similar insolvency or resolution authority over the Administrator for the Applicable Benchmark, which states that the Administrator of the Applicable Benchmark has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Benchmark.

A "Publication Calendar Day" is any day on which the Administrator is due to publish the rate for the Applicable Benchmark pursuant to its publication calendar, as updated from time to time.

"Publicly Available Information" means, in respect of an Administrator/Benchmark Event, one or both of the following: (a) information received from or published by (i) the Administrator or sponsor of the Applicable Benchmark or (ii) any national, regional or other supervisory or regulatory authority which is responsible for supervising the Administrator or sponsor of the Applicable Benchmark or regulating the Applicable Benchmark. However, where any information of the type described in (i) or (ii) is not publicly available, it shall only constitute Publicly Available Information if it can be made public without violating any law, regulation, agreement, understanding or other restriction regarding the confidentiality of that information; or (b) information published in a Specified Public Source (regardless of whether the reader or user thereof pays a fee to obtain that information).

"Relevant Market Data" means, in relation to a determination, any relevant information that: (i) has been supplied by one or more third parties (which may include central counterparties, exchanges, dealers in the relevant market, information vendors, brokers or other recognized sources of market information) but not any third party that is an affiliate of the calculation agent or (ii) to the extent that the information is not readily available from such third parties or would not produce a commercially reasonable result, has been obtained from internal sources (which may include an affiliate of the calculation agent, provided that the information is of the same type as that used by the calculation agent in a comparable manner in the ordinary course of its business).

"Relevant Nominating Body" means (i) the Board of Governors of the Federal Reserve System or any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; or (ii) any working group or committee officially endorsed or convened by: (a) the Board of Governors of the Federal Reserve System; (b) any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; (c) a group of those central banks or other supervisors; or (d) the Financial Stability Board or any part thereof.

"Specified Public Source" means each of Bloomberg, Refinitiv, Dow Jones Newswires, The Wall Street Journal, The New York Times, the Financial Times and, in each case, any successor publications, the main source(s) of business news in the country in which the Administrator or the sponsor of the Applicable Benchmark is incorporated or organized and any other internationally recognized published or electronically displayed news sources.

Tax considerations:	For a summary of the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes, holders should consider the matters set forth in "Additional Information About the Notes – Tax Considerations" in the original Pricing Supplement dated May 16, 2014. HSBC intends to take the position that the addition of the Additional Payment pursuant to the filing of this Amendment No. 1 dated September 29, 2023 should not be treated as a taxable exchange for U.S. federal income tax purposes. The Internal Revenue Service or a court could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence. Holders of notes should consult their tax advisors as to the federal, state, local, and other tax consequences to them of the ownership and disposition of notes.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the notes and will receive a fee of $35 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of $35 for each notes they sell.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.
Where you can find more information:	This pricing supplement relates to an offering of securities linked to the Constant Maturity Swap Rates identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of the notes relates to the Constant Maturity Swap Rates identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Constant Maturity Swap Rates or as to the suitability of an investment in the notes.
	HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated February 23, 2021 and the prospectus supplement dated February 23, 2021. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or the prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein and on page S-3 of the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.
	You may access these documents on the SEC web site at www.sec.gov as follows:
	The prospectus supplement at:
	https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm
	The prospectus at:
	https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

This document provides a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.

[Form of amended pricing supplement - 40432XNT4 – incorporated into the Master Global Note]



Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253385
Amendment No. 1 dated September 29, 2023 to
Pricing Supplement dated November 27, 2013
(To Prospectus dated February 23, 2021 and
Prospectus Supplement dated February 23, 2021)

STRUCTURED INVESTMENTS
$26,429,000 Callable Leveraged Steepener Notes due December 4, 2028*

The notes offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. For the first year of the term of the notes, the notes will pay quarterly interest payments at a fixed rate of 10% per annum. After the first year, the notes will pay quarterly interest payments at a variable rate per annum equal to 4.6 times the difference, if any, between the 30-Year Constant Maturity Swap Rate less the 5-Year Constant Maturity Swap Rate, plus, commencing on the interest payment period starting on September 4, 2023, the additional payment described in "Additional Information About the Notes," subject to a cap of 10% per annum. The notes are callable at our option on December 4, 2014 and on December 6, 2021 for the Principal Amount. These long-dated notes are for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving little or no interest on the notes and the risk of the notes being called by the issuer prior to the maturity date. **All payments on the notes are subject to the credit risk of HSBC.**

FINAL TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date:	December 4, 2028, or if that day is not a business day, the next succeeding business day.
Aggregate principal amount:	$26,429,000
Payment at maturity:	On the maturity date, for each note, we will pay you the principal amount of your notes plus any accrued but unpaid interest.
Interest:	Interest will be paid quarterly and will accrue at the applicable interest rate set forth below. The interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Interest rate:	For each interest payment period from and including the original issue date to but excluding the first anniversary of the original issue date (the "fixed rate payment period"): 10.00% per annum.
	For each interest payment period from and including the first anniversary of the original issue date to but excluding the maturity date (the "floating rate payment period"): a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 4.6, plus, commencing on the interest payment period starting on September 4, 2023, the additional payment described in "Additional Information About the Notes" (the "Additional Payment"), subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Reference rate:	The 30-Year Constant Maturity Swap Rate less the 5-Year Constant Maturity Swap Rate. On the June 1, 2023 interest determination date, the Reference Rate was 0% and will remain at 0% through the maturity date under the terms of the notes (without reference to the Additional Payment).
Additional payment rate:	Commencing on the interest payment period starting on September 4, 2023 and solely with respect to the Additional Payment, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.
Interest payment periods:	The period beginning on and including the original issue date and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date.
Interest cap rate:	10.00% per annum
Interest floor rate:	0.00% per annum
Interest determination dates:	Two government securities business days immediately preceding the beginning of each interest payment period during the floating rate payment period.
30-Year Constant Maturity Swap Rate:	The 11:00 a.m. fix of the 30-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the applicable interest determination date. If, on any interest determination date, the 30-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 30-Year Constant Maturity Swap Rate in accordance with the procedures set forth under "Description of Notes—CMS Rate Notes" in the accompanying prospectus supplement.
5-Year Constant Maturity Swap Rate:	The 11:00 a.m. fix of the 5-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the applicable interest determination date. If, on any interest determination date, the 5-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 5-Year Constant Maturity Swap Rate in accordance with the procedures set forth under "Description of Notes—CMS Rate Notes" in the accompanying prospectus supplement.
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the call notice dates, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any interest payment in respect of Interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Call dates:	December 4, 2014 and December 6, 2021.
Call notice date:	10 business days prior to the applicable call date.
Interest payment dates:	The 4th calendar day of each March, June, September and December, commencing on March 4, 2014, up to and including the maturity date, provided that if any such day is not a business day, the relevant interest payment shall be made on the next succeeding business day and no additional interest will accrue for the applicable interest payment period from and after the originally scheduled interest payment date. If the maturity date falls on a date that is not a business day, payment of the Interest and principal will be made on the next succeeding business day, and no interest will accrue for the period from and after the originally scheduled maturity date.
Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Government securities business day:	Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	November 27, 2013
Original issue date:	December 4, 2013 (4 business days after the pricing date)
Estimated initial value:	The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The estimated initial value was calculated on the pricing date. See "Risk Factors—The estimated initial value of the notes, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any."
CUSIP:	40432XNT4
ISIN:	US40432XNT45
Listing:	The notes will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and Issue Price:	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Notes	$1,000	$35	$965
Total	$26,429,000	$925,015	$25,503,985

* On June 30, 2023, the Constant Maturity Swap Rate ceased publication. This note is being amended to add the Additional Payment and to add supplemental disclosure to "Additional Information About the Notes – Tax Considerations. Other than the addition of the Additional Payment and related changes described in this amended pricing supplement, all other terms of the notes remain as described in the Pricing Supplement dated November 27, 2013.

[1] *HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $35 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of $35 for each note they sell. See "Supplemental plan of distribution (conflicts of interest)."*

The estimated initial value of the notes as of the pricing date is $913.60 per notes, which is less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 4 of this document for additional information.
Investment in the notes involves certain risks. See "Risk Factors" beginning on page 4 of this pricing supplement and page S-1 of the accompanying prospectus supplement.
Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the notes, or determined that this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
The prospectus supplement dated February 23, 2021 at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm
The prospectus dated February 23, 2021 at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm
The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary
Callable Leveraged Steepener Notes due December 4, 2028

The Callable Leveraged Steepener Notes due December 4, 2028 (the "notes") are debt securities of HSBC. In the first year of their term, the notes pay interest at a rate of 10.00% per annum. Beginning December 4, 2014, the notes pay interest at a variable rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 4.6, plus, commencing on the interest payment period starting on September 4, 2023, the Additional Payment, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date. If the sum of (a) the 30-Year Constant Maturity Swap Rate minus the 5-Year Constant Maturity Swap Rate plus (b) the Additional Payment is less than or equal to 0.00% on the applicable interest determination date, the floating interest rate will be 0.00% and no interest will accrue on the notes for the related interest period. All payments on the notes are subject to the credit risk of HSBC.

Maturity:	Approximately fifteen years, unless the notes are called
Interest rate:	For the fixed rate payment period: 10.00% per annum.
	For the floating rate payment period: a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 4.6, plus, commencing on the interest payment period starting on September 4, 2023, the Additional Payment, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Reference rate:	The 30-Year Constant Maturity Swap Rate less the 5-Year Constant Maturity Swap Rate; commencing on the interest payment period starting on September 4, 2023. On the June 1, 2023 interest determination date, the Reference Rate was 0% and will remain at 0% through the maturity date under the terms of the notes (without reference to the Additional Payment).
Additional payment rate:	Solely with respect to the Additional Payment, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.
Interest cap rate:	10.00% per annum
Interest floor rate:	0.00% per annum
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the call notice dates, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any interest payment in respect of interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Call dates:	December 4, 2014 and December 6, 2021.

Callable Leveraged Steepener Notes due December 4, 2028

Hypothetical Examples

During the fixed rate payment period, from and including the original issue date to but excluding the first anniversary of the original issue date, the notes will pay interest at a rate of 10.00% per annum, and on each interest payment date during the fixed rate payment period you will receive an interest payment in the amount of $25.00 per $1,000 in principal amount of the notes.

During the floating rate payment period, the notes will pay interest at a rate equal to the reference rate times 4.6, subject to the interest cap rate. However, in no case will the notes pay interest at a rate that is less than the interest floor rate. The reference rate is equal to the 30-Year Constant Maturity Swap Rate minus the 5-Year Constant Maturity Swap Rate. Commencing on the interest payment period starting on September 4, 2023 and solely with respect to the Additional Payment, the additional payment rate will be equal to the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate. The following scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the reference rate or additional payment rate, and we cannot predict the reference rate or additional payment rate on any interest determination date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the reference rate or additional payment rate. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the interest determination for $1,000.00 in principal amount of the notes, assume that there are 90 days in each quarterly period and reflect the interest cap rate of 10.00% per annum and the interest floor rate of 0.00% per annum.

Hypothetical Reference Rate or Additional Payment Rate	Interest Floor Rate	Interest Cap Rate	Hypothetical Interest Rate Per Annum (Reference Rate or Additional Payment Rate x 4.6, subject to the Interest Cap Rate and Interest Floor Rate)	Hypothetical Interest Payment
5.00%	0.000%	10.00%	10.00%	$25.000
4.00%	0.000%	10.00%	10.00%	$25.000
3.00%	0.000%	10.00%	10.00%	$25.000
2.35%	0.000%	10.00%	10.00%	$25.000
2.00%	0.000%	10.00%	9.02%	$23.000
1.75%	0.000%	10.00%	8.05%	$20.125
1.50%	0.000%	10.00%	6.90%	$17.250
1.20%	0.000%	10.00%	5.52%	$13.800
1.10%	0.000%	10.00%	5.06%	$12.650
1.00%	0.000%	10.00%	4.60%	$11.500
0.80%	0.000%	10.00%	3.68%	$9.200
0.70%	0.000%	10.00%	3.22%	$8.050
0.50%	0.000%	10.00%	2.30%	$5.750
0.40%	0.000%	10.00%	1.84%	$4.600
0.30%	0.000%	10.00%	1.38%	$3.450
0.20%	0.000%	10.00%	0.92%	$2.300
0.10%	0.000%	10.00%	0.46%	$1.150
0.00%	0.000%	10.00%	0.00%	$0.000
-1.00%	0.000%	10.00%	0.00%	$0.000
-2.00%	0.000%	10.00%	0.00%	$0.000
-3.00%	0.000%	10.00%	0.00%	$0.000
-5.00%	0.000%	10.00%	0.00%	$0.000
-10.00%	0.000%	10.00%	0.00%	$0.000

Example 1: On an interest determination date, the reference rate or additional payment rate times 4.6 is equal to 2.00%. Because the reference rate or additional payment rate times 4.6 is 2.00%, which is less than the interest cap rate, the interest rate for the corresponding interest payment date during the floating rate payment period is 2.00% per annum, and the interest payment on that interest payment date would be $5.00 per $1,000 in principal amount of the notes, calculated as follows:

$$\$1,000 \times \text{Interest Rate} \times 90/360$$
$$= \$1,000 \times 2.00\% \times 90/360$$
$$= \$5.00$$

Example 2: On an interest determination date, the reference rate or additional payment rate times 4.6 is equal to 15.00%. because the reference rate or additional payment rate times 4.6 is 15.00%, which is greater than the interest cap rate, the interest rate for the corresponding interest payment date during the floating rate payment period is equal to the interest cap rate of 10.00% per annum, and the interest payment on that interest payment date would be $25.00 per $1,000 in principal amount of the notes, the maximum interest payment on the notes, calculated as follows:

$$\$1,000 \times \text{Interest Rate} \times 90/360$$
$$= \$1,000 \times 10.00\% \times 90/360$$
$$= \$25.00$$

Example 3: on an interest determination date, the reference rate or additional payment rate times 4.6 is equal to -1.00%. because the reference rate or additional payment rate times 4.6 is - 1.00%, which is less than the interest floor rate of 0.00%, the interest rate for the corresponding interest payment date during the floating rate payment period is equal to the interest floor rate of 0.00% per annum, and the interest payment on that interest payment date would be $0.00 per $1,000 in principal amount of the notes:

$$\$1,000 \times \text{Interest Rate} \times 90/360$$
$$= \$1,000 \times 0.00\% \times 90/360$$
$$= \$0.00$$

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the following section:

"— Risks relating to all note issuances" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **The amount of interest payable quarterly during the floating rate payment period is uncertain and could be equal to the interest floor rate.** You will receive a quarterly interest payment on each interest payment date during the floating rate payment period that accrues at a rate per annum equal to the reference rate or additional payment rate times 4.6, subject to the interest cap rate of 10.00% per annum and the interest floor rate of 0.00% per annum. The 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, on which the reference rate is based, and the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, on which the additional payment rate is based, may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to those factors. The effect that any single factor may have on the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate may be partially offset by other factors. We cannot predict the factors that may cause the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate to increase or decrease. A decrease in the 30-Year Constant Maturity Swap Rate or the 30-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, during the floating rate payment period may result in a reduction of the applicable interest rate, as may an increase in the 5-Year Constant Maturity Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable. The quarterly interest rate on the notes after December 4, 2014 may be equal to the interest floor rate of 0.00%, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

- **The notes are not ordinary debt securities and the interest rate is not fixed for any floating rate payment period and is variable.** The interest rate is not fixed for any floating rate payment period but will vary depending on the reference rate and additional payment rate, subject to the interest cap rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, or the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, does not actually pay at either such rate. We have no control over any fluctuations in the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.

- **The notes are not ordinary debt securities, and the reference rate and additional payment rate determination presents different investment considerations than fixed rate notes**. If general interest rates rise significantly, you may not expect to earn the interest cap rate during any floating rate payment period because of the method for determining the reference rate. The reference rate is determined by taking the 30-Year Constant Maturity Swap Rate and subtracting the 5-Year Constant Maturity Swap Rate, and the additional payment rate is determined by taking the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and subtracting the 5-year USD SOFR Spread-Adjusted ICE Swap Rate. The 30-Year Constant Maturity Swap Rate must exceed the 5-Year Constant Maturity Swap Rate, or the 30-year USD SOFR Spread-Adjusted ICE Swap Rate must exceed the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, in order for you to earn an interest rate above the interest floor rate. Additionally, increases in the 30-Year Constant Maturity Swap Rate may be offset by corresponding increases in the 5-Year Constant Maturity Swap Rate, and increases in the 30-year USD SOFR Spread-Adjusted ICE Swap Rate may be offset by corresponding increases in the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable. You may not benefit from an increase in the 30-Year Constant Maturity Swap Rate if the 5-Year Constant Maturity Swap Rate increases similarly, nor may you benefit from an increase in the 30-year USD SOFR Spread-Adjusted ICE Swap Rate if the 5-year USD SOFR Spread-Adjusted ICE Swap Rate increases similarly, as applicable. When determining whether to invest in the notes, you should not focus on the interest cap rate. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

- **Credit risk of HSBC USA Inc.** The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **Your interest rate for each interest payment date during the floating rate payment period is limited by the interest cap rate.** During the floating rate payment period, the interest rate will be capped at the interest cap rate of 10.00% per annum. As a result, you will not participate in any gain in the reference rate or the additional payment rate if the reference rate or the additional payment rate times 4.6 is greater than 10.00%. Your interest rate will not be greater than the interest cap rate, and, therefore, the maximum quarterly interest payment will be $25.00 for each $1,000 stated principal amount of the notes.

- **The estimated initial value of the notes is less than the price to public and may differ from the market value of the notes in the secondary market, if any.** The estimated initial value of the notes was calculated by us on the pricing date and is less than the price to public. The estimated initial value reflects the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We determined the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

- **The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your notes immediately after the original issue date, the price you receive may be higher than the estimated initial value of the notes.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately six months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

- **The notes lack liquidity.** The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the notes. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the notes.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the notes.** As calculation agent, HSBC or one of its affiliates will determine the 30-Year Constant Maturity Swap Rate, the 5-Year Constant Maturity Swap Rate, and the amount of interest, if any, that will be paid on each interest payment date. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may adversely affect the payments on the notes.

- **Potential conflicts.** HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

- **The notes are not insured by any governmental agency of the United States or any other jurisdiction.** The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.

- **The 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, and therefore the value of the notes, may be volatile and will be affected by a number of factors.** The 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, and therefore the value of the notes, are subject to volatility due to a variety of factors, including but not limited to:

  - interest and yield rates in the market,

  - changes in, or perceptions, about the future 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate,

  - general economic conditions,

  - policies of the Federal Reserve Board regarding interest rates,

  - sentiment regarding underlying strength in the U.S. and global economies,

  - expectations regarding the level of price inflation,

  - sentiment regarding credit quality in the U.S. and global credit markets,

  - central bank policy regarding interest rates,

  - inflation and expectations concerning inflation,

  - performance of capital markets,

  - geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate,

  - the time remaining to the maturity of the notes, and

  - the creditworthiness of the Issuer.

Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. Furthermore, the impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in the 30-Year Constant Maturity Swap Rate or the 5-Year Constant Maturity Swap Rate could result in the corresponding interest rate decreasing or an interest rate equal to the interest floor rate and thus in the reduction of the interest payable on the notes.

Additional Risk Factors for the USD SOFR Spread-Adjusted ICE Swap Rate

- **The 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, and therefore the value of the notes, may be volatile and will be affected by a number of factors.** The 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, and therefore the value of the notes, are subject to volatility due to a variety of factors, including but not limited to:

  - ·interest and yield rates in the market,

  - ·changes in, or perceptions, about the future 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate,

  - ·general economic conditions,

  - ·policies of the Federal Reserve Board regarding interest rates,

  - ·sentiment regarding underlying strength in the U.S. and global economies,

  - ·expectations regarding the level of price inflation,

  - ·sentiment regarding credit quality in the U.S. and global credit markets,

  - ·central bank policy regarding interest rates,

  - ·inflation and expectations concerning inflation,

  - ·performance of capital markets,

  - ·geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate,

  - ·the time remaining to the maturity of the notes, and

- ·the creditworthiness of the Issuer.

▪ **SOFR has a very limited history, and its historical performance is not indicative of its future performance.** The Federal Reserve Bank of New York (the "SOFR Administrator") began to publish the secured overnight financing rate ("SOFR") in April 2018. Although the SOFR Administrator has also begun publishing historical indicative SOFR going back to 2014, such historical indicative data inherently involves assumptions, estimates and approximations. Therefore, SOFR has limited performance history and no actual investment based on the performance of SOFR was possible before April 2018.

▪ **The level of SOFR over the term of the notes may bear little or no relation to the historical level of SOFR.** The future performance of SOFR is impossible to predict and therefore no future performance of SOFR or the notes may be inferred from any hypothetical or actual historical performance data. Hypothetical or actual historical performance data are not indicative of the future performance of SOFR or the notes. Changes in the levels of SOFR will affect the additional payment rate and, therefore, the return on the notes and the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that SOFR or the additional payment rate will be positive.

▪ **Any failure of SOFR to gain market acceptance could adversely affect the notes.** SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement (repo) market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on the notes and the price at which you can sell the notes.

▪ **SOFR may be modified or discontinued, and the SOFR rate notes may bear interest by reference to a rate other than the base rate, which could adversely affect the value of the notes.** The Administrator (as defined in "Additional Information About the Notes—Additional Payment") may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the Administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case a fallback method of determining the interest rate on the notes as further described under "Additional Information About the Notes—Additional Payment" will apply). The Administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing the use of SOFR.

If the calculation agent determines that the USD SOFR ICE Swap Rate has been temporarily not published, or an Index Cessation Event or Administrator/Benchmark Event (each as defined in "Additional Information About the Notes—Additional Payment") have occurred in respect of the USD SOFR ICE Swap Rate, then the interest rate on the notes will no longer be determined by reference to the USD SOFR ICE Swap Rate, but instead will be determined by reference to a different rate, which will be a different benchmark than the USD SOFR ICE Swap Rate, as described in "Additional Information About the Notes—Additional Payment."

Any determination, decision or election described above will be made in our, the calculation agent's or another Designee's sole discretion. If the calculation agent chooses an Alternative Post-Nominated Index (as defined in "Additional Information About the Notes—Additional Payment"), it may have a material adverse effect on the value of the notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments. These potentially subjective determinations may adversely affect the payout to you on the notes.

▪ **We or our affiliates may publish research that could affect the market value of the notes.** We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, SOFR or the USD SOFR ICE Swap Rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

Information About the Reference Rate and Additional Payment Rate

The following graph sets forth the historical performance of the reference rate based on the daily historical closing levels of the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate from June 30, 2013 through June 30, 2023. We derived the reference rate from the closing rates of the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate obtained from Bloomberg Professional® Service. We have made no independent inquiry as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service. The reference rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes for any floating rate payment period.

The reference rate, as derived from data that appeared on Bloomberg Professional® Service on June 30, 2023 was -0.710%. The reference rate as derived from Bloomberg Professional® Service may not be indicative of the reference rate that will be derived from the applicable Reuters page.



The historical reference rates should not be taken as an indication of future performance, and no assurance can be given as to the reference rate relevant to any interest payment date during the floating rate payment period. We cannot give you assurance that the performance of the reference rate will result in any interest payments after the first year of the term of the notes, or that the notes will provide a satisfactory return on your investment.

Additional Payment Rate for Interest Payment Periods starting on September 4, 2023

The following graph sets forth the historical performance of the additional payment rate based on the daily historical closing levels of the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate from June 23, 2023 through September 26, 2023. We derived the additional payment rate from the closing rates of the 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate obtained from Bloomberg. We have made no independent inquiry as to the accuracy or completeness of the information obtained from Bloomberg. The additional payment rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes for any floating rate payment period.

The additional payment rate, as derived from data that appeared on Bloomberg on September 26, 2023 was -0.413%. The additional payment rate as derived from Bloomberg may not be indicative of the additional payment rate that will be derived from the applicable Reuters page.



Historical Performance of the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate

Source: Bloomberg

The historical additional payment rates should not be taken as an indication of future performance, and no assurance can be given as to the additional payment rate relevant to any interest payment date during the floating rate payment periods commencing on September 4, 2023. We cannot give you assurance that the performance of the additional payment rate will result in any interest payments after the first year of the term of the notes, or that the notes will provide a satisfactory return on your investment.

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

General information	
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	40432XNT4
ISIN:	US40432XNT45
Denominations:	$1,000 per note and integral multiples thereof
Minimum ticketing size:	$10,000 / 10 notes, and increments of $1,000 thereafter
Interest:	For the fixed rate payment period: 10.00% per annum.
	For the floating rate payment period: a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate or additional payment rate multiplied by 4.6, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Events of default and acceleration:	If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, you will be entitled to receive the principal amount of the notes together with any accrued but unpaid interest, calculated on the basis of 360 day year consisting of twelve thirty day months.
	If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the applicable call notice date, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any Interest payment in respect of interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Payment when offices or settlement systems are closed:	If any payment is due on the notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.
Additional payment:	Commencing on the interest payment period starting on September 4, 2023, the Additional Payment will be equal to (a) the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate times (b) 4.6, subject to the internal cap rate and the interest floor rate. Commencing on the interest payment period starting on September 4, 2023 and solely with respect to the Additional Payment, the "Additional Payment Rate" will equal the 30-year USD SOFR Spread-Adjusted ICE Swap Rate less the 5-year USD SOFR Spread-Adjusted ICE Swap Rate.
	On June 30, 2023, the Constant Maturity Swap Rate ceased publication. The Alternative Reference Rates Committee (the "ARRC"), which is a group of private market participants convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York has recommended a fallback formula for the CMS Rate, known as Fallback USD LIBOR ISR. The formula below shows how Fallback USD LIBOR ISR is calculated:
	$$Fallback\ USD\ LIBOR\ ISR = \frac{365.25}{360} \times 2 \times \left[\left(\sqrt{1 + SOFR\ ISR} - 1\right) + ISDA\ Spread(3mLibor) \times \frac{1}{2} \times \left(\sqrt{1 + SOFR\ ISR} + 1\right) \right]$$
	Where
	- SOFR ISR is the USD SOFR ICE Swap Rate for the relevant tenors (10-year and 5-year)
	- ISDA Spread (3m LIBOR) is the ISDA fallback spread adjustment for 3m USD LIBOR (26.161bps)
	The USD-SOFR ICE Swap Rate for any U.S. Government Securities Business Day for the applicable tenor is the SOFR-linked interest rate swap, as published on the ICE Benchmark Administration Limited ("ICE") website opposite the heading for that tenor at approximately 11:00 a.m., New York City time, on the applicable Publication Calendar Day. The USD-SOFR ICE Swap Rate for that tenor measures the fixed rate of interest payable on a hypothetical fixed-for-floating SOFR interest rate swap transaction with a maturity matching the tenor. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on the basis of the actual number of days in the relevant year over 360, is exchangeable for a floating payment stream of SOFR compounded in arrears for twelve months using standard market conventions.

ICE publishes the "USD SOFR Spread-Adjusted ICE Swap Rate," which is calculated as described above. Fallback USD LIBOR ISR will be determined by reference to the published USD SOFR Spread-Adjusted ICE Swap Rate appearing on Bloomberg page USIS0A30 for the 30 Year USD SOFR Spread-Adjusted ICE Swap Rate and Bloomberg Page USIS0A05 for the 5 Year USD SOFR Spread-Adjusted ICE Swap Rate. The fallback provisions below for the USD SOFR ICE Swap Rate will apply to the USD SOFR Spread-Adjusted ICE Swap Rate.

Temporary non-publication of USD SOFR ICE Swap Rate. Subject to the provisions below, if the USD SOFR ICE Swap Rate is not published by the later of (i) 11:00 a.m., New York City time, on the interest determination date and (ii) the related interest reset date, then the calculation agent shall determine a commercially reasonable alternative for the USD SOFR ICE Swap Rate, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the USD-SOFR ICE Swap Rate that the calculation agent considers sufficient for that rate to be a representative alternative rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to USD SOFR ICE Swap Rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the USD SOFR ICE Swap Rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the notes.

In the event of a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index rate or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable.

Whenever the calculation agent is required to act, make a determination or exercise judgement pursuant to a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, it shall do so by reference to Relevant Market Data available at, or a reasonable period of time prior to, the time of notification. The calculation agent shall notify HSBC of any determination it makes pursuant to the replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index as soon as reasonably practicable after either of these replacement rates first apply and, in any event, at least two Business Days before the Cut-off Date. However, any failure to provide such a notification shall not give rise to an Event of Default (as defined in the Senior Indenture).

"Adjustment Spread" means the adjustment, if any, determined by the calculation agent in its sole discretion, which is required in order to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from (i) us to the holders of the notes or (ii) the holders of the notes to HSBC, in each case, that would otherwise arise as a result of the replacement made pursuant to the application of the Calculation Agent nominated Replacement Index or the Alternative Post Nominated Index. Any such adjustment may take account of, without limitation, any anticipated transfer of economic value as a result of any difference in the term structure or tenor of the Calculation Agent Nominated Replacement Index or the Alternative Post Nominated Index by comparison to the Applicable Benchmark. The Adjustment Spread may be positive, negative or zero or determined pursuant to a formula or methodology.

"Administrator" means ICE for the USD SOFR ICE Swap Rate.

"Administrator/Benchmark Event" means the delivery of a notice by HSBC to the holders of the notes with a base rate that is an Applicable Benchmark (which can include posting of such notice through DTC) specifying, and citing Publicly Available Information that reasonably confirms, an event or circumstance which has the effect that HSBC or the calculation agent are not, or will not be, permitted under any applicable law or regulation to use the Applicable Benchmark to perform our or its respective obligations under the terms of such notes.

"Administrator/Benchmark Event Date" means, in respect of an Administrator/Benchmark Event, the date from which the Applicable Benchmark may no longer be used under any applicable law or regulation by HSBC or the calculation agent or, if that date occurs before the issue date, the issue date.

"Alternative Post-Nominated Index" means, in respect of an Applicable Benchmark, any index, benchmark or other price source which is formally designated, nominated or recommended by: (i) any Relevant Nominating Body; or (ii) the Administrator or sponsor of the Applicable Benchmark, provided that such index, benchmark or other price source is substantially the same as the Applicable Benchmark, in each case, to replace the Applicable Benchmark. If a replacement is designated, nominated or recommended under both clauses (i) and (ii) above, then the replacement under clause (i) above shall be the "Alternative Post-nominated Index."

"Applicable Benchmark" means the USD SOFR ICE Swap Rate.

"Calculation Agent Nominated Replacement Index" means, in respect of an Applicable Benchmark, the index, benchmark or other price source that the calculation agent determines to be a commercially reasonable alternative for the Applicable Benchmark.

"Cut-off Date" means fifteen Business Days following the Administrator/Benchmark Event Date. However, if more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index or a spread or methodology for calculating a spread and one or more of those Relevant Nominating Bodies does so on or after the day that is three Business Days before that date, then the Cut-off Date will instead be the second Business Day following the date that, but for this sentence, would have been the Cut-off Date.

"Index Cessation Effective Date" means, with respect to one or more Index Cessation Events, the first date on which the Applicable Benchmark would ordinarily have been published or provided and is no longer published or provided.

"Index Cessation Event" means, with respect to an Applicable Benchmark, (a) a public statement or publication of information by or on behalf of the Administrator of the Applicable Benchmark announcing that it has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider, as applicable, that will continue to provide the Applicable Benchmark; or (b) a public statement or publication of information by the regulatory supervisor for the Administrator of the Applicable Benchmark, the central bank for the currency of the Applicable Benchmark, an insolvency official with jurisdiction over the Administrator for the Applicable Benchmark, a resolution authority with jurisdiction over the Administrator for the Applicable Benchmark or a court or an entity with similar insolvency or resolution authority over the Administrator for the Applicable Benchmark, which states that the Administrator of the Applicable Benchmark has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Benchmark.

A "Publication Calendar Day" is any day on which the Administrator is due to publish the rate for the Applicable Benchmark pursuant to its publication calendar, as updated from time to time.

"Publicly Available Information" means, in respect of an Administrator/Benchmark Event, one or both of the following: (a) information received from or published by (i) the Administrator or sponsor of the Applicable Benchmark or (ii) any national, regional or other supervisory or regulatory authority which is responsible for supervising the Administrator or sponsor of the Applicable Benchmark or regulating the Applicable Benchmark. However, where any information of the type described in (i) or (ii) is not publicly available, it shall only constitute Publicly Available Information if it can be made public without violating any law, regulation, agreement, understanding or other restriction regarding the confidentiality of that information; or (b) information published in a Specified Public Source (regardless of whether the reader or user thereof pays a fee to obtain that information).

"Relevant Market Data" means, in relation to a determination, any relevant information that: (i) has been supplied by one or more third parties (which may include central counterparties, exchanges, dealers in the relevant market, information vendors, brokers or other recognized sources of market information) but not any third party that is an affiliate of the calculation agent or (ii) to the extent that the information is not readily available from such third parties or would not produce a commercially reasonable result, has been obtained from internal sources (which may include an affiliate of the calculation agent, provided that the information is of the same type as that used by the calculation agent in a comparable manner in the ordinary course of its business).

"Relevant Nominating Body" means (i) the Board of Governors of the Federal Reserve System or any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; or (ii) any working group or committee officially endorsed or convened by: (a) the Board of Governors of the Federal Reserve System; (b) any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; (c) a group of those central banks or other supervisors; or (d) the Financial Stability Board or any part thereof.

"Specified Public Source" means each of Bloomberg, Refinitiv, Dow Jones Newswires, The Wall Street Journal, The New York Times, the Financial Times and, in each case, any successor publications, the main source(s) of business news in the country in which the Administrator or the sponsor of the Applicable Benchmark is incorporated or organized and any other internationally recognized published or electronically displayed news sources.

Tax considerations:	For a summary of the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes, holders should consider the matters set forth in "Additional Information About the Notes – Tax Considerations" in the original Pricing Supplement dated November 27, 2013. HSBC intends to take the position that the addition of the Additional Payment pursuant to the filing of this Amendment No. 1 dated September 29, 2023 should not be treated as a taxable exchange for U.S. federal income tax purposes. The Internal Revenue Service or a court could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence. Holders of notes should consult their tax advisors as to the federal, state, local, and other tax consequences to them of the ownership and disposition of notes.
Calculation agent:	HSBC USA Inc., or one of its affiliates.

Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to Morgan Stanley Smith Barney LLC ("Morgan Stanley Wealth Management"). HSBC Securities (USA) Inc. will act as agent for the notes and will receive a fee of $35 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of $35 for each notes they sell.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.
Where You Can Find More Information:	This pricing supplement relates to an offering of securities linked to the Constant Maturity Swap Rates identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of the notes relates to the Constant Maturity Swap Rates identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Constant Maturity Swap Rates or as to the suitability of an investment in the notes.
	HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated February 23, 2021 and the prospectus supplement dated February 23, 2021. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or the prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein and on page S-3 of the accompanying prospectus supplement**,** as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.
	You may access these documents on the SEC web site at www.sec.gov as follows:
	The prospectus supplement at:
	https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm
	The prospectus at:
	https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

This document provides a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

Exhibit C

[Form of amended pricing supplement - 40433BEJ3 – incorporated into the Master Global Note]

September 2023

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253385
Amendment No. 1 dated September 29, 2023 to
Pricing Supplement dated June 24, 2014
(To Prospectus dated February 23, 2021 and
Prospectus Supplement dated February 23, 2021)

STRUCTURED INVESTMENTS
$9,654,000 Callable Leveraged Steepener Notes due June 27, 2029

The notes offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. For the first year of the term of the notes, the notes will pay quarterly interest payments at a fixed rate of 7.00% per annum. After the first year, the notes will pay quarterly interest payments at a variable rate per annum equal to 4.50 times the difference, if any, between the 10-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate, plus, commencing on the interest payment period starting on September 27, 2023, the additional payment described in "Additional Information About the Notes," subject to a cap of 7.00% per annum. The notes are callable at our option on June 27, 2015 and on June 27, 2022 for the Principal Amount. These long-dated notes are for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving little or no interest on the notes and the risk of the notes being called by the issuer prior to the maturity date. **All payments on the notes are subject to the credit risk of HSBC.**

FINAL TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date:	June 27, 2029, or if that day is not a business day, the next succeeding business day.
Aggregate principal amount:	$9,654,000
Payment at maturity:	On the maturity date, for each note, we will pay you the principal amount of your notes plus any accrued but unpaid interest.
Interest:	Interest will be paid quarterly and will accrue at the applicable interest rate set forth below. The interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Interest rate:	For each interest payment period from and including the original issue date to but excluding the first anniversary of the original issue date (the "fixed rate payment period"): 7.00% per annum. For each interest payment period from and including the first anniversary of the original issue date to but excluding the maturity date (the "floating rate payment period"): a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 4.50, plus, commencing on the interest payment period starting on September 27, 2023, the additional payment described in "Additional Information About the Notes" (the "Additional Payment"), subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Reference rate:	The 10-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate. On the June 23, 2023 interest determination date, the Reference Rate was 0% and will remain at 0% through the maturity date under the terms of the notes (without reference to the Additional Payment).
Additional payment rate:	Commencing on the interest payment period starting on September 27, 2023 and solely with respect to the Additional Payment, the 10-year USD SOFR Spread-Adjusted ICE Swap Rate less the 2-year USD SOFR Spread-Adjusted ICE Swap Rate.
Interest payment periods:	The period beginning on and including the original issue date and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date.
Interest cap rate:	7.00% per annum
Interest floor rate:	0.00% per annum
Interest determination dates:	Two government securities business days immediately preceding the beginning of each interest payment period during the floating rate payment period.
10-Year Constant Maturity Swap Rate:	The 11:00 a.m. fix of the 10-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the applicable interest determination date. If, on any interest determination date, the 10-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 10-Year Constant Maturity Swap Rate in accordance with the procedures set forth under "Description of Notes—CMS Rate Notes" in the accompanying prospectus supplement.
2-Year Constant Maturity Swap Rate:	The 11:00 a.m. fix of the 2-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the applicable interest determination date. If, on any interest determination date, the 2-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 2-Year Constant Maturity Swap Rate in accordance with the procedures set forth under "Description of Notes—CMS Rate Notes" in the accompanying prospectus supplement.
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the call notice dates, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any interest payment in respect of Interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Call dates:	June 27, 2015 and June 27, 2022.
Call notice date:	10 business days prior to the applicable call date.
Interest payment dates:	The 27th calendar day of each March, June, September and December, commencing on September 27, 2014, up to and including the maturity date, provided that if any such day is not a business day, the relevant interest payment shall be made on the next succeeding business day and no additional interest will accrue for the applicable interest payment period from and after the originally scheduled interest payment date. If the maturity date falls on a date that is not a business day, payment of the Interest and principal will be made on the next succeeding business day, and no interest will accrue for the period from and after the originally scheduled maturity date.
Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Government securities business day:	Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	June 24, 2014
Original issue date:	June 27, 2014 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. See "Risk Factors — The estimated initial value of the notes, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any."
CUSIP:	40433BEJ3
ISIN:	US40433BEJ35
Listing:	The notes will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and Issue Price:	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Notes	$1,000	$35	$965
Total	$9,654,000	$337,890	$9,316,110

* On June 30, 2023, the Constant Maturity Swap Rate ceased publication. This note is being amended to add the Additional Payment and to add supplemental disclosure to "Additional Information About the Notes – Tax Considerations." Other than the addition of the Additional Payment and related changes described in this amended pricing supplement, all other terms of the notes remain as described in the Pricing Supplement dated June 24, 2014.

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $35 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of $35 for each note they sell. See "Supplemental plan of distribution (conflicts of interest)."

The estimated initial value of the notes as of the pricing date is $919.20 per notes, which is less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 5 of this document for additional information.

An investment in the notes involves certain risks. See "Risk Factors" beginning on page 5 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the notes, or determined that this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The prospectus supplement dated February 23, 2021 at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

The prospectus dated February 23, 2021 at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

Callable Leveraged Steepener Notes

The Callable Leveraged Steepener Notes due June 27, 2029 (the "notes") are debt securities of HSBC. In the first year of their term, the notes pay interest at a rate of 7.00% per annum. After June 27, 2015, the notes pay interest at a variable rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 4.50, plus, commencing on the interest payment period starting on September 27, 2023, the Additional Payment, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date. If the sum of (a) the 10-Year Constant Maturity Swap Rate minus the 2-Year Constant Maturity Swap Rate plus (b) the Additional Payment is less than or equal to 0.00% on the applicable interest determination date, the floating interest rate will be 0.00% and no interest will accrue on the notes for the related interest period. All payments on the notes are subject to the credit risk of HSBC.

Maturity:	Fifteen years, unless the notes are called
Interest rate:	For the fixed rate payment period: 7.00% per annum.
	For the floating rate payment period: a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by 4.50, plus, commencing on the interest payment period starting on September 27, 2023, the Additional Payment, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Reference rate:	The 10-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate; commencing on the interest payment period starting on September 27, 2023. On the June 23, 2023 interest determination date, the Reference Rate was 0% and remain at 0% through the maturity date under the terms of the notes (without reference to the Additional Payment).
Additional payment rate:	Solely with respect to the Additional Payment, the 10-year USD SOFR Spread-Adjusted ICE Swap Rate less the 2-year USD SOFR Spread-Adjusted ICE Swap Rate.
Interest cap rate:	7.00% per annum
Interest floor rate:	0.00% per annum
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the call notice dates, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any interest payment in respect of interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Call dates:	June 27, 2015 and June 27, 2022.

Hypothetical Examples

During the fixed rate payment period, from and including the original issue date to but excluding the first anniversary of the original issue date, the notes will pay interest at a rate of 7.00% per annum, and on each interest payment date during the fixed rate payment period, you will receive an interest payment in the amount of $17.50 per $1,000 in principal amount of the notes.

During the floating rate payment period, the notes will pay interest at a rate equal to the reference rate times 4.50, subject to the interest cap rate. However, in no case will the notes pay interest at a rate that is less than the interest floor rate. The reference rate is equal to the 10-Year Constant Maturity Swap Rate minus the 2-Year Constant Maturity Swap Rate. Commencing on the interest payment period starting on September 27, 2023 and solely with respect to the Additional Payment, the additional payment rate will be equal to the 10-year USD SOFR Spread-Adjusted ICE Swap Rate less the 2-year USD SOFR Spread-Adjusted ICE Swap Rate. The following scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the reference rate or additional payment rate, and we cannot predict the reference rate or additional payment rate on any interest determination date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the reference rate or additional payment rate. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the interest determination for $1,000.00 in principal amount of the notes, assume that there are 90 days in each quarterly period and reflect the interest cap rate of 7.00% per annum and the interest floor rate of 0.00% per annum.

Hypothetical Reference Rate or Additional Payment Rate	Interest Floor Rate	Interest Cap Rate	Hypothetical Interest Rate Per Annum (Reference Rate or Additional Payment Rate x 4.50, subject to the Interest Cap Rate	Hypothetical Interest Payment
5.00%	0.00%	7.00%	7.00%	$17.50
4.00%	0.00%	7.00%	7.00%	$17.50
3.00%	0.00%	7.00%	7.00%	$17.50
2.35%	0.00%	7.00%	7.00%	$17.50
2.00%	0.00%	7.00%	7.00%	$17.50
1.56%	**0.00%**	**7.00%**	**7.00%**	**$17.50**
1.50%	0.00%	7.00%	6.75%	$16.88
1.20%	0.00%	7.00%	5.40%	$13.50
1.10%	0.00%	7.00%	4.95%	$12.38
1.00%	0.00%	7.00%	4.50%	$11.25
0.80%	0.00%	7.00%	3.60%	$9.00
0.70%	0.00%	7.00%	3.15%	$7.88
0.50%	0.00%	7.00%	2.25%	$5.63
0.40%	0.00%	7.00%	1.80%	$4.50
0.30%	0.00%	7.00%	1.35%	$3.38
0.20%	0.00%	7.00%	0.90%	$2.25
0.10%	0.00%	7.00%	0.45%	$1.13
0.00%	**0.00%**	**7.00%**	**0.00%**	**$0.00**
-1.00%	0.00%	7.00%	0.00%	$0.00
-2.00%	0.00%	7.00%	0.00%	$0.00
-3.00%	0.00%	7.00%	0.00%	$0.00
-5.00%	0.00%	7.00%	0.00%	$0.00
-10.00%	0.00%	7.00%	0.00%	$0.00

Example 1: On an interest determination date, the reference rate or additional payment rate times 4.50 is equal to 4.50%. Because the reference rate or additional payment rate times 4.50 is 4.50%, which is less than the interest cap rate, the interest rate for the corresponding interest payment date during the floating rate payment period is 4.50% per annum, and the interest payment on that interest payment date would be $11.25 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 × Interest Rate × 90/360
= $1,000 × 4.50% × 90/360
= $11.25

Example 2: On an interest determination date, the reference rate or additional payment rate times 4.50 is equal to 15.00%. Because the reference rate or additional payment rate times 4.50 is 15.00%, which is greater than the interest cap rate, the interest rate for the corresponding interest payment date during the floating rate payment period is equal to the interest cap rate of 7.00% per annum, and the interest payment on that interest payment date would be $17.50 per $1,000 in principal amount of the notes, the maximum interest payment on the notes, calculated as follows:

   $1,000 × Interest Rate × 90/360
   = $1,000 × 7.00% × 90/360
   = $17.50

Example 3: On an interest determination date, the reference rate or additional payment rate times 4.50 is equal to -1.00%. Because the reference rate or additional payment rate times 4.50 is -1.00%, which is less than the interest floor rate of 0.00%, the interest rate for the corresponding interest payment date during the floating rate payment period is equal to the interest floor rate of 0.00% per annum, and the interest payment on that interest payment date would be $0.00 per $1,000 in principal amount of the notes:

   $1,000 × Interest Rate × 90/360
   = $1,000 × 0.00% × 90/360
   = $0.00

Risk Factors

We urge you to read the section "Risk Factors" on page S-3 of the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the following section:

> "— Risks relating to all note issuances" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- The amount of interest payable quarterly during the floating rate payment period is uncertain and could be equal to the interest floor rate. You will receive a quarterly interest payment on each interest payment date during the floating rate payment period that accrues at a rate per annum equal to the reference rate or additional payment rate times 4.50, subject to the interest cap rate of 7.00% per annum and the interest floor rate of 0.00% per annum. The 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, on which the reference rate is based, and the 10-year USD SOFR Spread-Adjusted ICE Swap Rate and the 2-year USD SOFR Spread-Adjusted ICE Swap Rate, on which the additional payment rate is based, may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to those factors. The effect that any single factor may have on the 10-Year Constant Maturity Swap Rate, the 2-Year Constant Maturity Swap Rate, the 10-year USD SOFR Spread-Adjusted ICE Swap Rate or the 2-year USD SOFR Spread-Adjusted ICE Swap Rate may be partially offset by other factors. We cannot predict the factors that may cause the 10-Year Constant Maturity Swap Rate, the 2-Year Constant Maturity Swap Rate, the 10-year USD SOFR Spread-Adjusted ICE Swap Rate or the 2-year USD SOFR Spread-Adjusted ICE Swap Rate to increase or decrease. A decrease in the 10-Year Constant Maturity Swap Rate or the 10-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, during the floating rate payment period may result in a reduction of the applicable interest rate, as may an increase in the 2-Year Constant Maturity Swap Rate or the 2-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable. The quarterly interest rate on the notes after June 27, 2015 may be equal to the interest floor rate of 0.00%, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

- **The notes are not ordinary debt securities and the interest rate is not fixed for any floating rate payment period and is variable.** The interest rate is not fixed for any floating rate payment period but will vary depending on the reference rate and additional payment rate, subject to the interest cap rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, or the 10-year USD SOFR Spread-Adjusted ICE Swap Rate and the 2-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, does not actually pay at either such rate. We have no control over any fluctuations in the 10-Year Constant Maturity Swap Rate, the 2-Year Constant Maturity Swap Rate, the 10-year USD SOFR Spread-Adjusted ICE Swap Rate or the 2-year USD SOFR Spread-Adjusted ICE Swap Rate.

- The notes are not ordinary debt securities, and the reference rate **and additional payment rate** determination presents different investment considerations than fixed rate notes. If general interest rates rise significantly, you may not expect to earn the interest cap rate during any floating rate payment period because of the method for determining the reference rate. The reference rate is determined by taking the 10-Year Constant Maturity Swap Rate and subtracting the 2-Year Constant Maturity Swap Rate and the additional payment rate is determined by taking the 10-year USD SOFR Spread-Adjusted ICE Swap Rate and subtracting the 2-year USD SOFR Spread-Adjusted ICE Swap Rate. The 10-Year Constant Maturity Swap Rate must exceed the 2-Year Constant Maturity Swap Rate, or the 10-year USD SOFR Spread-Adjusted ICE Swap Rate must exceed the 2-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable, in order for you to earn an interest rate above the interest floor rate. Additionally, increases in the 10-Year Constant Maturity Swap Rate may be offset by corresponding increases in the 2-Year Constant Maturity Swap Rate, and increases in the 10-year USD SOFR Spread-Adjusted ICE Swap Rate may be offset by corresponding increases in the 2-year USD SOFR Spread-Adjusted ICE Swap Rate, as applicable. You may not benefit from an increase in the 10-Year Constant Maturity Swap Rate if the 2-Year Constant Maturity Swap Rate increases similarly, nor may you benefit from an increase in the 10-year USD SOFR Spread-Adjusted ICE Swap Rate if the 2-year USD SOFR Spread-Adjusted ICE Swap Rate increases similarly, as applicable. When determining whether to invest in the notes, you should not focus on the interest cap rate. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

- **Credit risk of HSBC USA Inc.** The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **Your interest rate for each interest payment date during the floating rate payment period is limited by the interest cap rate.** During the floating rate payment period, the interest rate will be capped at the interest cap rate of 7.00% per annum. As a result, you will not participate in any gain in the reference rate or the additional payment rate if the reference rate or the additional payment rate times 4.50 is greater than 7.00%. Your interest rate will not be greater than the interest cap rate, and, therefore, the maximum quarterly interest payment will be $17.50 for each $1,000 stated principal amount of the notes.

- **The estimated initial value of the notes, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any.** The estimated initial value of the notes was calculated by us on the pricing date and is less than the price to public. The estimated initial value reflects our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We determined the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

- **The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes, and the costs associated with structuring and hedging our obligations under the notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your notes immediately after the original issue date, the price you receive may be higher than the estimated initial value of the notes.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately six months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

- **The notes lack liquidity.** The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the notes. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the notes.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the notes.** As calculation agent, HSBC or one of its affiliates will determine the 10-Year Constant Maturity Swap Rate, the 2-Year Constant Maturity Swap Rate, and the amount of interest, if any, that will be paid on each interest payment date. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may adversely affect the payments on the notes.

- **Potential conflicts.** HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

- **The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.

- **The 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, and therefore the value of the notes, may be volatile and will be affected by a number of factors.** The 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, and therefore the value of the notes, are subject to volatility due to a variety of factors, including but not limited to:

  - interest and yield rates in the market,

  - changes in, or perceptions, about the future 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate,

  - general economic conditions,

  - policies of the Federal Reserve Board regarding interest rates,

  - sentiment regarding underlying strength in the U.S. and global economies,

  - expectations regarding the level of price inflation,

  - sentiment regarding credit quality in the U.S. and global credit markets,

  - central bank policy regarding interest rates,

  - inflation and expectations concerning inflation,

  - performance of capital markets,

  - geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate,

  - the time remaining to the maturity of the notes, and

  - the creditworthiness of the Issuer.

Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. Furthermore, the impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate could result in the corresponding interest rate decreasing or an interest rate equal to the interest floor rate and thus in the reduction of the interest payable on the notes.

  - sentiment regarding credit quality in the U.S. and global credit markets,

  - central bank policy regarding interest rates,

- inflation and expectations concerning inflation,

- performance of capital markets,

- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 10-year USD SOFR Spread-Adjusted ICE Swap Rate or the 2-year USD SOFR Spread-Adjusted ICE Swap Rate,

- the time remaining to the maturity of the notes, and

- the creditworthiness of the Issuer.

Additional Risk Factors for the USD SOFR Spread-Adjusted ICE Swap Rate

The 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, and therefore the value of the notes, may be volatile and will be affected by a number of factors. The 30-year USD SOFR Spread-Adjusted ICE Swap Rate and the 5-year USD SOFR Spread-Adjusted ICE Swap Rate, and therefore the value of the notes, are subject to volatility due to a variety of factors, including but not limited to:

- ·interest and yield rates in the market,

- ·changes in, or perceptions, about the future 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate,

- ·general economic conditions,

- ·policies of the Federal Reserve Board regarding interest rates,

- ·sentiment regarding underlying strength in the U.S. and global economies,

- ·expectations regarding the level of price inflation,

- ·sentiment regarding credit quality in the U.S. and global credit markets,

- ·central bank policy regarding interest rates,

- ·inflation and expectations concerning inflation,

- ·performance of capital markets,

- ·geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 30-year USD SOFR Spread-Adjusted ICE Swap Rate or the 5-year USD SOFR Spread-Adjusted ICE Swap Rate,

- ·the time remaining to the maturity of the notes, and

- ·the creditworthiness of the Issuer.

SOFR has a very limited history, and its historical performance is not indicative of its future performance. The Federal Reserve Bank of New York (the "SOFR Administrator") began to publish the secured overnight financing rate ("SOFR") in April 2018. Although the SOFR Administrator has also begun publishing historical indicative SOFR going back to 2014, such historical indicative data inherently involves assumptions, estimates and approximations. Therefore, SOFR has limited performance history and no actual investment based on the performance of SOFR was possible before April 2018.

- The level of SOFR over the term of the notes may bear little or no relation to the historical level of SOFR. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR or the notes may be inferred from any hypothetical or actual historical performance data. Hypothetical or actual historical performance data are not indicative of the future performance of SOFR or the notes. Changes in the levels of SOFR will affect the additional payment rate and, therefore, the return on the notes and the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that SOFR or the additional payment rate will be positive.

Any failure of SOFR to gain market acceptance could adversely affect the notes. SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement (repo) market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on the notes and the price at which you can sell the notes.

SOFR may be modified or discontinued, and the SOFR rate notes may bear interest by reference to a rate other than the base rate, which could adversely affect the value of the notes. The Administrator (as defined in "Additional Information About the Notes—Additional Payment") may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the Administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case a fallback method of determining the interest rate on the notes as further described under "Additional Information About the Notes—Additional Payment" will apply). The Administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing the use of SOFR.

If the calculation agent determines that the USD SOFR ICE Swap Rate has been temporarily not published, or an Index Cessation Event or Administrator/Benchmark Event (each as defined in "Additional Information About the Notes—Additional Payment") have occurred in respect of the USD SOFR ICE Swap Rate, then the interest rate on the notes will no longer be determined by reference to the USD SOFR ICE Swap Rate, but instead will be determined by reference to a different rate, which will be a different benchmark than the USD SOFR ICE Swap Rate, as described in "Additional Information About the Notes—Additional Payment."

Any determination, decision or election described above will be made in our, the calculation agent's or another Designee's sole discretion. If the calculation agent chooses an Alternative Post-Nominated Index (as defined in "Additional Information About the Notes—Additional Payment"), it may have a material adverse effect on the value of the notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments. These potentially subjective determinations may adversely affect the payout to you on the notes.

We or our affiliates may publish research that could affect the market value of the notes. We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, SOFR or the USD SOFR ICE Swap Rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

Information About the Reference Rate and Additional Payment Rate

The following graph sets forth the historical performance of the reference rate based on the daily historical closing levels of the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate from June 30, 2013 through June 30, 2023. We derived the reference rate from the closing rates of the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate obtained from Bloomberg Professional® Service. We have made no independent inquiry as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service. The reference rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes for any floating rate payment period.

The reference rate, as derived from data that appeared on Bloomberg Professional® Service on June 30, 2023 was -1.230%. The reference rate as derived from Bloomberg Professional® Service may not be indicative of the reference rate that will be derived from the applicable Reuters page.

Historical Performance of (i) the 10-Year Constant Maturity Swap Rate less (ii) the 2-Year Constant Maturity Swap Rate



Source: Bloomberg Professional® Service

The historical reference rates should not be taken as an indication of future performance, and no assurance can be given as to the reference rate relevant to any interest payment date during the floating rate payment period. We cannot give you assurance that the performance of the reference rate will result in any interest payments after the first year of the term of the notes, or that the notes will provide a satisfactory return on your investment.

Additional Payment Rate for Interest Payment Periods starting on September 27, 2023

The following graph sets forth the historical performance of the additional payment rate based on the daily historical closing levels of the 10-year USD SOFR Spread-Adjusted ICE Swap Rate and the 2-year USD SOFR Spread-Adjusted ICE Swap Rate from June 30, 2023 through September 26, 2023. We derived the additional payment rate from the closing rates of the 10-year USD SOFR Spread-Adjusted ICE Swap Rate and the 2-year USD SOFR Spread-Adjusted ICE Swap Rate obtained from Bloomberg. We have made no independent inquiry as to the accuracy or completeness of the information obtained from Bloomberg. The additional payment rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes for any floating rate payment period.

The additional payment rate, as derived from data that appeared on Bloomberg on September 26, 2023 was -0.781%. The additional payment rate as derived from Bloomberg may not be indicative of the additional payment rate that will be derived from the applicable Reuters page.



Historical Performance of the 10-year USD SOFR Spread-Adjusted ICE Swap Rate less the 2-year USD SOFR Spread-Adjusted ICE Swap Rate

Source: Bloomberg

The historical additional payment rates should not be taken as an indication of future performance, and no assurance can be given as to the additional payment rate relevant to any interest payment date during the floating rate payment periods commencing on September 27, 2023. We cannot give you assurance that the performance of the additional payment rate will result in any interest payments after the first year of the term of the notes, or that the notes will provide a satisfactory return on your investment.

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

General Information	
Listing:	**The notes will not be listed on any securities exchange.**
CUSIP:	40433BEJ3
ISIN:	US40433BEJ35
Denominations:	$1,000 per note and integral multiples thereof
Minimum ticketing size:	$10,000 / 10 notes, and increments of $1,000 thereafter
Interest:	For the fixed rate payment period: 7.00% per annum.
	For the floating rate payment period: a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate or additional payment rate multiplied by 4.50, subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date.
Events of default and acceleration:	If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, you will be entitled to receive the principal amount of the notes together with any accrued but unpaid interest, calculated on the basis of 360 day year consisting of twelve thirty day months.
	If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Call feature:	The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the applicable call notice date, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any Interest payment in respect of interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date.
Payment when offices or settlement systems are closed:	If any payment is due on the notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.
Additional payment:	Commencing on the interest payment period starting on September 27, 2023, the Additional Payment will be equal to (a) the 10-year USD SOFR Spread-Adjusted ICE Swap Rate less the 2-year USD SOFR Spread-Adjusted ICE Swap Rate times (b) 4.50, subject to the internal cap rate and the interest floor rate. Commencing on the interest payment period starting on September 27, 2023 and solely with respect to the Additional Payment, the "Additional Payment Rate" will equal the 10-year USD SOFR Spread-Adjusted ICE Swap Rate less the 2-year USD SOFR Spread-Adjusted ICE Swap Rate.
	On June 30, 2023, the Constant Maturity Swap Rate ceased publication. The Alternative Reference Rates Committee (the "ARRC"), which is a group of private market participants convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York has recommended a fallback formula for the CMS Rate, known as Fallback USD LIBOR ISR. The formula below shows how Fallback USD LIBOR ISR is calculated:
	$Fallback\ USD\ LIBOR\ ISR = \frac{365.25}{360} \times 2 \times \left[\left(\sqrt{1 + SOFR\ ISR} - 1 \right) + ISDA\ Spread(3mLibor) \times \frac{1}{2} \times \left(\sqrt{1 + SOFR\ ISR} + 1 \right) \right]$
	Where
	- SOFR ISR is the USD SOFR ICE Swap Rate for the relevant tenors (10-year and 2-year)
	- ISDA Spread (3m LIBOR) is the ISDA fallback spread adjustment for 3m USD LIBOR (26.161bps)
	The USD-SOFR ICE Swap Rate for any U.S. Government Securities Business Day for the applicable tenor is the SOFR-linked interest rate swap, as published on the ICE Benchmark Administration Limited ("ICE") website opposite the heading for that tenor at approximately 11:00 a.m., New York City time, on the applicable Publication Calendar Day. The USD-SOFR ICE Swap Rate for that tenor measures the fixed rate of interest payable on a hypothetical fixed-for-floating SOFR interest rate swap transaction with a maturity matching the tenor. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on the basis of the actual number of days

in the relevant year over 360, is exchangeable for a floating payment stream of SOFR compounded in arrears for twelve months using standard market conventions.

ICE publishes the "USD SOFR Spread-Adjusted ICE Swap Rate," which is calculated as described above. Fallback USD LIBOR ISR will be determined by reference to the published USD SOFR Spread-Adjusted ICE Swap Rate appearing on Bloomberg page USIS0A10 for the 10 Year USD SOFR Spread-Adjusted ICE Swap Rate and Bloomberg Page USIS0A02 for the 2 Year USD SOFR Spread-Adjusted ICE Swap Rate. The fallback provisions below for the USD SOFR ICE Swap Rate will apply to the USD SOFR Spread-Adjusted ICE Swap Rate.

Temporary non-publication of USD SOFR ICE Swap Rate. Subject to the provisions below, if the USD SOFR ICE Swap Rate is not published by the later of (i) 11:00 a.m., New York City time, on the interest determination date and (ii) the related interest reset date, then the calculation agent shall determine a commercially reasonable alternative for the USD SOFR ICE Swap Rate, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the USD-SOFR ICE Swap Rate that the calculation agent considers sufficient for that rate to be a representative alternative rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to USD SOFR ICE Swap Rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the USD SOFR ICE Swap Rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the notes.

In the event of a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index rate or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable.

Whenever the calculation agent is required to act, make a determination or exercise judgement pursuant to a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, it shall do so by reference to Relevant Market Data available at, or a reasonable period of time prior to, the time of notification. The calculation agent shall notify HSBC of any determination it makes pursuant to the replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index as soon as reasonably practicable after either of these replacement rates first apply and, in any event, at least two Business Days before the Cut-off Date. However, any failure to provide such a notification shall not give rise to an Event of Default (as defined in the Senior Indenture).

"Adjustment Spread" means the adjustment, if any, determined by the calculation agent in its sole discretion, which is required in order to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from (i) us to the holders of the notes or (ii) the holders of the notes to HSBC, in each case, that would otherwise arise as a result of the replacement made pursuant to the application of the Calculation Agent nominated Replacement Index or the Alternative Post Nominated Index. Any such adjustment may take account of, without limitation, any anticipated transfer of economic value as a result of any difference in the term structure or tenor of the Calculation Agent Nominated Replacement Index or the Alternative Post Nominated Index by comparison to the Applicable Benchmark. The Adjustment Spread may be positive, negative or zero or determined pursuant to a formula or methodology.

"Administrator" means ICE for the USD SOFR ICE Swap Rate.

"Administrator/Benchmark Event" means the delivery of a notice by HSBC to the holders of the notes with a base rate that is an Applicable Benchmark (which can include posting of such notice through DTC) specifying, and citing Publicly Available Information that reasonably confirms, an event or circumstance which has the effect that HSBC or the calculation agent are not, or will not be, permitted under any applicable law or regulation to use the Applicable Benchmark to perform our or its respective obligations under the terms of such notes.

"Administrator/Benchmark Event Date" means, in respect of an Administrator/Benchmark Event, the date from which the Applicable Benchmark may no longer be used under any applicable law or regulation by HSBC or the calculation agent or, if that date occurs before the issue date, the issue date.

"Alternative Post-Nominated Index" means, in respect of an Applicable Benchmark, any index, benchmark or other price source which is formally designated, nominated or recommended by: (i) any Relevant Nominating Body; or (ii) the Administrator or sponsor of the Applicable Benchmark, provided that such index, benchmark or other price source is substantially the same as the Applicable Benchmark, in each case, to replace the Applicable Benchmark. If a replacement is designated, nominated or recommended under both clauses (i) and (ii) above, then the replacement under clause (i) above shall be the "Alternative Post-nominated Index."

"Applicable Benchmark" means the USD SOFR ICE Swap Rate.

"Calculation Agent Nominated Replacement Index" means, in respect of an Applicable Benchmark, the index, benchmark or other price source that the calculation agent determines to be a commercially reasonable alternative for the Applicable Benchmark.

"Cut-off Date" means fifteen Business Days following the Administrator/Benchmark Event Date. However, if more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index or a spread or methodology for calculating a spread and one or more of those Relevant Nominating Bodies does so on or after the day that is three Business Days before that date, then the Cut-off Date will instead be the second Business Day following the date that, but for this sentence, would have been the Cut-off Date.

"Index Cessation Effective Date" means, with respect to one or more Index Cessation Events, the first date on which the Applicable Benchmark would ordinarily have been published or provided and is no longer published or provided.

"Index Cessation Event" means, with respect to an Applicable Benchmark, (a) a public statement or publication of information by or on behalf of the Administrator of the Applicable Benchmark announcing that it has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider, as applicable, that will continue to provide the Applicable Benchmark; or (b) a public statement or publication of information by the regulatory supervisor for the Administrator of the Applicable Benchmark, the central bank for the currency of the Applicable Benchmark, an insolvency official with jurisdiction over the Administrator for the Applicable Benchmark, a resolution authority with jurisdiction over the Administrator for the Applicable Benchmark or a court or an entity with similar insolvency or resolution authority over the Administrator for the Applicable Benchmark, which states that the Administrator of the Applicable Benchmark has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Benchmark.

A "Publication Calendar Day" is any day on which the Administrator is due to publish the rate for the Applicable Benchmark pursuant to its publication calendar, as updated from time to time.

"Publicly Available Information" means, in respect of an Administrator/Benchmark Event, one or both of the following: (a) information received from or published by (i) the Administrator or sponsor of the Applicable Benchmark or (ii) any national, regional or other supervisory or regulatory authority which is responsible for supervising the Administrator or sponsor of the Applicable Benchmark or regulating the Applicable Benchmark. However, where any information of the type described in (i) or (ii) is not publicly available, it shall only constitute Publicly Available Information if it can be made public without violating any law, regulation, agreement, understanding or other restriction regarding the confidentiality of that information; or (b) information published in a Specified Public Source (regardless of whether the reader or user thereof pays a fee to obtain that information).

"Relevant Market Data" means, in relation to a determination, any relevant information that: (i) has been supplied by one or more third parties (which may include central counterparties, exchanges, dealers in the relevant market, information vendors, brokers or other recognized sources of market information) but not any third party that is an affiliate of the calculation agent or (ii) to the extent that the information is not readily available from such third parties or would not produce a commercially reasonable result, has been obtained from internal sources (which may include an affiliate of the calculation agent, provided that the information is of the same type as that used by the calculation agent in a comparable manner in the ordinary course of its business).

"Relevant Nominating Body" means (i) the Board of Governors of the Federal Reserve System or any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; or (ii) any working group or committee officially endorsed or convened by: (a) the Board of Governors of the Federal Reserve System; (b) any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; (c) a group of those central banks or other supervisors; or (d) the Financial Stability Board or any part thereof.

"Specified Public Source" means each of Bloomberg, Refinitiv, Dow Jones Newswires, The Wall Street Journal, The New York Times, the Financial Times and, in each case, any successor publications, the main source(s) of business news in the country in which the Administrator or the sponsor of the Applicable Benchmark is incorporated or organized and any other internationally recognized published or electronically displayed news sources.

Tax considerations:	For a summary of the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes, holders should consider the matters set forth in "Additional Information About the Notes – Tax Considerations" in the original Pricing Supplement dated June 24, 2014. HSBC intends to take the position that the addition of the Additional Payment pursuant to the filing of this Amendment No. 1 dated September 29, 2023 should not be treated as a taxable exchange for U.S. federal income tax purposes. The Internal Revenue Service or a court could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence. Holders of notes should consult their tax advisors as to the federal, state, local, and other tax consequences to them of the ownership and disposition of notes..

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the notes and will receive a fee of $35 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of $35 for each notes they sell. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.
Where you can find more information:	This pricing supplement relates to an offering of securities linked to the Constant Maturity Swap Rates identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of the notes relates to the Constant Maturity Swap Rates identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Constant Maturity Swap Rates or as to the suitability of an investment in the notes. HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049. You should read this document together with the prospectus dated February 23, 2021 and the prospectus supplement dated February 23, 2021. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or the prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein and on page S-3 of the accompanying prospectus supplement**,** as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc. You may access these documents on the SEC web site at www.sec.gov as follows: The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

This document provides a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.

[Form of amended pricing supplement - 40441XKD1 – incorporated into the Master Global Note]

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253385
Amendment No. 1 dated September 29, 2023 to the
Pricing Supplement dated September 8, 2022
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Stock Linked Underlying Supplement dated February 23, 2021)

HSBC USA Inc.

$350,000
Autocallable Contingent Income Barrier Notes
with Memory Coupon



Linked to the Least Performing of the Equity Securities of Ford Motor Company, Netflix Inc. and Bank of America Corporation (the "Reference Asset")

► Monthly Contingent Coupon payments at a rate of 1.725% (equivalent to 20.70% per annum), payable if the Official Closing Price of each Underlying on the applicable Observation Date is greater than or equal to 60.00% of its Initial Value

► If a Contingent Coupon is not paid on a Coupon Payment Date, such Contingent Coupon will be paid on a later Coupon Payment Date if the Official Closing Price of each Underlying is greater than or equal to 60.00% of its Initial Value.

► Callable monthly at the principal amount plus the applicable Contingent Coupon on any Call Observation Date on or after March 8, 2023 if the Official Closing Price of each Underlying is at or above its Call Threshold

► If the Notes are not called and the Least Performing Underlying declines by more than 40.00% but less than or equal to 50.00%, you will receive your principal amount (a zero return)

► If the Notes are not called and the Least Performing Underlying declines by more than 50.00%, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount.

► A 5 year maturity if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes with Memory Coupon (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is $958.04 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-4 and "Risk Factors" beginning on page PS-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$2.50	$997.50
Total	$350,000.00	$875.00	$349,125.00

[1] [1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this document.

The Notes:		
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes with Memory Coupon



Linked to the Least Performing of the Equity Securities of Ford Motor Company, Netflix, Inc. and Bank of America Corporation (the "Reference Asset")

This document relates to a single offering of Autocallable Contingent Income Barrier Notes with Memory Coupon. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement, and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Ford Motor Company (Ticker: F), the common stock of Netflix Inc. (Ticker: NFLX) and the common stock of Bank of America Corporation (Ticker: BAC) (each an "Underlying" or a "Company" and together the "Underlyings")
Trade Date:	September 8, 2022
Pricing Date:	September 8, 2022
Original Issue Date:	September 13, 2022
Final Valuation Date:	September 8, 2027, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	September 13, 2027. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date and any previously unpaid Contingent Coupons, if applicable.
Call Threshold:	With respect to each Underlying, 100.00% of its Initial Value
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -40.00%:**

$1,000 + final Contingent Coupon + any previously unpaid Contingent Coupons.

■ **If the Reference Return of the Least Performing Underlying is less than -40.00% but greater than or equal to -50.00%:**

$1,000 (a zero return)

■ **If the Reference Return of the Least Performing Underlying is less than -50.00%:**

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will lose up to 100% of the Principal Amount. Even with any Contingent Coupons, your return on the Notes may be negative in this case.

Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Observation Dates and Coupon Payment Dates:

Observation Dates		Coupon Payment Dates	
October 7, 2022		October 13, 2022	
November 8, 2022		November 14, 2022	
December 8, 2022		December 13, 2022	
January 10, 2023		January 13, 2023	
February 8, 2023		February 13, 2023	
March 8, 2023	*	March 13, 2023	**
April 10, 2023	*	April 13, 2023	**
May 10, 2023	*	May 15, 2023	**
June 8, 2023	*	June 13, 2023	**
July 10, 2023	*	July 13, 2023	**
August 9, 2023	*	August 14, 2023	**
September 8, 2023	*	September 13, 2023	**
October 10, 2023	*	October 13, 2023	**
November 8, 2023	*	November 13, 2023	**
December 8, 2023	*	December 13, 2023	**
January 10, 2024	*	January 16, 2024	**
February 8, 2024	*	February 13, 2024	**
March 8, 2024	*	March 13, 2024	**
April 10, 2024	*	April 15, 2024	**
May 8, 2024	*	May 13, 2024	**
June 10, 2024	*	June 13, 2024	**
July 10, 2024	*	July 15, 2024	**
August 8, 2024	*	August 13, 2024	**
September 10, 2024	*	September 13, 2024	**
October 9, 2024	*	October 15, 2024	**
November 7, 2024	*	November 13, 2024	**
December 10, 2024	*	December 13, 2024	**
January 8, 2025	*	January 13, 2025	**
February 10, 2025	*	February 13, 2025	**
March 10, 2025	*	March 13, 2025	**
April 9, 2025	*	April 14, 2025	**
May 8, 2025	*	May 13, 2025	**
June 10, 2025	*	June 13, 2025	**
July 9, 2025	*	July 14, 2025	**
August 8, 2025	*	August 13, 2025	**
September 10, 2025	*	September 15, 2025	**
October 8, 2025	*	October 14, 2025	**
November 7, 2025	*	November 13, 2025	**
December 10, 2025	*	December 15, 2025	**
January 8, 2026	*	January 13, 2026	**
February 10, 2026	*	February 13, 2026	**
March 10, 2026	*	March 13, 2026	**
April 8, 2026	*	April 13, 2026	**
May 8, 2026	*	May 13, 2026	**
June 10, 2026	*	June 15, 2026	**
July 8, 2026	*	July 13, 2026	**
August 10, 2026	*	August 13, 2026	**
September 9, 2026	*	September 14, 2026	**
October 7, 2026	*	October 13, 2026	**
November 9, 2026	*	November 13, 2026	**
December 9, 2026	*	December 14, 2026	**
January 8, 2027	*	January 13, 2027	**
February 10, 2027	*	February 16, 2027	**
March 10, 2027	*	March 15, 2027	**
April 8, 2027	*	April 13, 2027	**
May 10, 2027	*	May 13, 2027	**
June 9, 2027	*	June 14, 2027	**
July 8, 2027	*	July 13, 2027	**
August 10, 2027	*	August 13, 2027	**
September 8, 2027 (the Final Valuation Date)		September 13, 2027 (the Maturity Date)	

*These Observation Dates are also Call Observation Dates

**These Coupon Payment Dates are also Call Payment Dates

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Call Observation Dates:	The applicable Observation Dates on or after March 8, 2023, as indicated above.
Call Payment Dates:	The applicable Coupon Payment Dates on or after March 13, 2023, as indicated above.
Contingent Coupon:	***If the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on an Observation Date,*** you will receive the Contingent Coupon of $17.25 per $1,000 Principal Amount on the applicable Coupon Payment Date.
	If the Official Closing Price of any Underlying is less than its Coupon Trigger on an Observation Date, the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant Coupon Payment Date. In addition, if a Contingent Coupon is not paid on a Coupon Payment Date because the Official Closing Price of any Underlying on that Observation Date is less than its Coupon Trigger, such Contingent Coupon will be paid on a later Coupon Payment Date if the Official Closing Price of each Underlying is equal to or greater than its Coupon Trigger on such later Observation Date, up to and including the Final Valuation Date. Once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on any subsequent Coupon Payment Date.
	You may not receive any Contingent Coupon payments over the term of the Notes.
Contingent Coupon Rate:	1.725% per month (equivalent to 20.70% per annum)
Initial Value:	$15.47 with respect to F, $227.44 with respect to NFLX, and $34.65 with respect to BAC, each of which was its Official Closing Price on the Pricing Date.
Final Value:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Coupon Trigger:	$9.282 with respect to F, $136.464 with respect to NFLX, and $20.79 with respect to BAC, each of which is 60.00% of its Initial Value.
Barrier Value:	$7.735 with respect to F, $113.72 with respect to NFLX, and $17.325 with respect to BAC, each of which is 50.00% of its Initial Value.
CUSIP/ISIN:	40441XKD1/US40441XKD11
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Amendment:	This amended pricing supplement amends and restates the pricing supplement dated September 8, 2022 in its entirety. We refer to this amended pricing supplement as the "pricing supplement."

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the Stock-Linked Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-8 of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026622/tm217170d1_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date and any previously unpaid Contingent Coupons, if applicable.

Contingent Coupon

We will pay a monthly Contingent Coupon on a Coupon Payment Date if the Official Closing Price of each Underlying on the applicable Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement. The Contingent Coupon Rate is 20.70% per annum (or $17.25 per $1,000 Principal Amount per month, if payable). In addition, if a Contingent Coupon is not paid on a Coupon Payment Date because the Official Closing Price of any Underlying on that Observation Date is less than its Coupon Trigger, such Contingent Coupon will be paid on a later Coupon Payment Date if the Official Closing Price of each Underlying is equal to or greater than its Coupon Trigger on such later Observation Date, up to and including the Final Valuation Date. Once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on any subsequent Coupon Payment Date.

Payment at Maturity

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -40.00%**:

$1,000 + final Contingent Coupon + any previously unpaid Contingent Coupons.

■ **If the Reference Return of the Least Performing Underlying is less than -40.00% but greater than or equal to -50.00%**:

$1,000(a zero return)

■ **If the Reference Return of the Least Performing Underlying is less than -50.00%:**

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will not receive the final Contingent Coupon, and will lose up to 100% of the Principal Amount. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Price of each Underlying will be at or above its Coupon Trigger on most or all of the Observation Dates, and the Final Value of the Least Performing Underlying will be at or above its Barrier Value.

▶ You seek a monthly Contingent Coupon, based on the performance of the Underlyings, that will be paid at the Contingent Coupon Rate of 20.70% per annum if the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Observation Date or on a subsequent Observation Date prior to maturity.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Reference Return of the Least Performing Underlying is less than -50.00%.

▶ You are willing to lose up to 100% of the Principal Amount.

▶ You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

▶ You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the Underlyings.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Price of at least one Underlying will be below its Coupon Trigger on most or all of the Observation Dates, including the Final Valuation Date, and the Final Value of the Least Performing Underlying will be below its Barrier Value.

▶ You believe that the Contingent Coupon, if any, will not provide you with your desired return.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Reference Return of the Least Performing Underlying is less than -50.00%.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Underlyings.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the final Contingent Coupon if the Final Value of the Least Performing Underlying is equal to or greater than its Coupon Trigger, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 6 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying without regard to the performance of any other Underlying. As a result, you could lose all or some of your initial investment if the Final Value of the Least Performing Underlying is less than its Barrier Value, even if there is an increase in the value of any other Underlying. This could be the case even if any other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Higher Contingent Coupon Rates or lower Barrier Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Coupon Trigger on an Observation Date or its Barrier Value on the Final Valuation Date, indicating a higher expected risk of non-payment of Contingent Coupons or loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value, a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity not receive any Contingent Coupons.

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return of the Least Performing Underlying is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of each Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on an Observation Date but then decreases on an Observation Date to a value that is less than its

Coupon Trigger, the Contingent Coupon will not be payable for the relevant monthly period. Similarly, if the Notes are not called, even if the value of the Least Performing Underlying is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Underlyings on the applicable Observation Dates.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no Contingent Coupons and sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will not receive any Contingent Coupons, or that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that one of the Underlyings will close below its respective Coupon Trigger on any Observation Date (including the Final Valuation Date) and below its respective Barrier Value on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive any Contingent Coupons, and that you will suffer a significant loss on your investment. In addition, because each Underlying must close above its Call Threshold on a Call Observation Date in order for the Notes to be called, the Notes are less likely to be called than if the Notes were linked to just one Underlying.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of any Underlying on an Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Observation Date, unless the Official Closing Price of each Underlying on a subsequent Observation Date, including the Final Valuation Date, is equal to or greater than its Coupon Trigger. If on each of the Observation Dates, the Official Closing Price of any Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of the Notes, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Price of an Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes**.**

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of any Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Value of each Underlying:	$100.00*
▶	Hypothetical Call Threshold of each Underlying:	$100.00 (100.00% of its Initial Value)
▶	Hypothetical Barrier Value of each Underlying:	$50.00 (50.00% of its Initial Value)
▶	Hypothetical Coupon Trigger of each Underlying:	$60.00 (60.00% of its Initial Value)
▶	Contingent Coupon Rate:	20.70% per annum (1.725% for each month in which it is payable). If the Official Closing Price (i) of each Underlying on *every* Observation Date is greater than or equal to its Coupon Trigger or (ii) of each Underlying is greater than or equal to its Coupon Trigger on the Final Valuation Date, the Contingent Coupon paid over the term of the Notes would total $1,035.00 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value of each Underlying is set forth on page PS-3 of this document.

Summary of the Examples

	Notes Are Called on a Call Observation Date	Notes Are Not Called on Any Call Observation Date		
	Example 1	Example 2	Example 3	Example 4
Initial Value of each Underlying	$100.00	$100.00	$100.00	$100.00
Call Threshold of each Underlying	$100.00	$100.00	$100.00	$100.00
Barrier Value of each Underlying	$50.00	$50.00	$50.00	$50.00
Coupon Trigger of each Underlying	$60.00	$60.00	$60.00	$60.00
Official Closing Price / Percentage Change of the Least Performing Underlying on the				
1st Observation Date to the 5th Observation Date	$63.00 / -37.00% Contingent Coupons: 5 x $17.25 = $86.25	$50.00/ -50.00% Contingent Coupons: 5 x $17.25 = $86.25	$45.00 / -55.00% Contingent Coupons:: $0	$45.00 / -55.00% Contingent Coupons:: $0
6th Observation Date (1st Call Observation Date)	$120.00 / 20.00% Contingent Coupons: 1 x $17.25 = $17.25	$63.00 / -37.00% Contingent Coupons: 1 x $17.25 = $17.25	$45.00 / -55.00% Contingent Coupons: $0	$63.00 / -37.00% Contingent Coupons: 6 x $17.25 = $103.50
7th Observation Date to the 59th Observation Date (including 2nd Call Observation Date to 54th Call Observation Date)	N/A	Various below 60.00 / -40.00% Contingent Coupons $0	Various below 60.00 / -40.00% Contingent Coupons $0	Various below 60.00 / -40.00% Contingent Coupons $0
Final Valuation Date	N/A	$70.00 / -30.00%	$70.00 / -30.00%	$30.00 / -70.00%
Contingent Coupon Payment Amounts Prior to Maturity or Call	5 x $17.25 = $86.25	6 x $17.25 = $103.50	0 x $17.25 = 0	6 x $17.25 = $103.50
Payment if Notes are Called	$1,017.25	N/A	N/A	N/A
Payment at Maturity	N/A	$1,931.50	$2,035.00	$1,000 + ($1,000x -70.00%) = $300.00
Return of the Notes	10.35%	103.50%	103.50%	-59.65%

Example 1—The Official Closing Price of each Underlying on the first Call Observation Date is greater than or equal to its Call Threshold and the Notes are called.

Underlying		Initial Value		Final Value
F		$100.00		$125.00 (125.00% of Initial Value)
NFLX		$100.00		$120.00 (120.00% of Initial Value)
BAC		$100.00		$129.00 (129.00% of Initial Value)

.

Payment Upon a Call:	**$1,017.25**

Because the Official Closing Price of each Underlying on the first Call Observation Date is at or above its Call Threshold, the Notes will be called and you will receive $1,017.25 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon prior payment of $86.25 received in respect to the previous Observation Date, we will have paid you a total of $1,103.50 per Note, resulting in a 10.35% return on the Notes. No extra payment will be made on account of each Underlying closing above its respective Initial Value.

Example 2— The Notes are not called, the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Value, and each Underlying closed at or above its Coupon Trigger (but below its Call Threshold) on 6 of the Observation Dates prior to the Final Valuation Date.

Underlying		Initial Value		Final Value
F		$100.00		$115.00 (115.00% of Initial Value)
NFLX		$100.00		$70.00 (70.00% of Initial Value)
BAC		$100.00		$120.00 (120.00% of Initial Value)

NFLX is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-30.00%
Payment at Maturity:	**$1,931.50**

Even though the Official Closing Price of each Underlying is above the Coupon Trigger on only 6 of the previous Observation Dates prior to maturity, since the Notes are not called and the Final Value of the Least Performing Underlying is above its Coupon Trigger, we will pay you a total of $1,931.50 at maturity per $1,000 Note, reflecting your Principal Amount plus the final Contingent Coupon of $17.25 and the previously unpaid Contingent Coupons of $103.50. When added to the 6 previously paid Contingent Coupons prior to maturity totaling $103.50, the total return on the Notes would be 103.50%.

Example 3—The Notes are not called, the Underlyings did not all close at or above their respective Coupon Triggers on any of the Observation Dates prior to maturity. However, the Final Value of the Least Performing Underlying is greater than its Barrier Value.

Underlying	Initial Value	Final Value
F	$100.00	$80.00 (80.00% of Initial Value)
NFLX	$100.00	$70.00 (30.00% of Initial Value)
BAC	$100.00	$120.00 (120.00% of Initial Value)

NFLX is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-30.00%
Payment at Maturity:	**$2,035.00**

Even though the Official Closing Price of the Least Performing Underlying is below the Coupon Trigger on all of the previous Observation Dates, since the Notes are not called and the Final Value of the Least Performing Underlying is above its Barrier Value, we will pay you a total of $2,035.00 at maturity per $1,000 Note, reflecting your Principal Amount plus the final Contingent Coupon of $17.25 and the previously unpaid Contingent Coupons prior to maturity totaling $1,017.75. The total return on the Notes would be 103.50%.

Example 4—The Notes are not called, the Final Value of the Least Performing Underlying is less than its Barrier Value, and each of the Underlyings only closed at or above their respective Coupon Triggers on the 6th Observation Date prior to maturity.

Underlying	Initial Value	Final Value
F	$100.00	$55.00 (55.00% of Initial Value)
NFLX	$100.00	$30.00 (30.00% of Initial Value)
BAC	$100.00	$52.50 (52.50% of Initial Value)

NFLX is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-70.00%
Payment at Maturity:	**$300.00**

Because the Final Value of the Least Performing Underlying is less than its Barrier Value, you will receive $300.00 per $1,000 Principal Amount, calculated as follows:

Final Settlement Value = $1,000 + ($1,000 x -70.00%) = $300.00

When added to the Contingent Coupon payment of $103.50 received on the 6th Observation Date (which included the unpaid $86.25 Contingent Coupons from the previous Observation Dates), we will have paid you a total of $403.50 per Note, resulting in a -59.65% return on the Notes.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will be exposed to any decrease in the value of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of F

Ford Motor Company designs, manufactures, and services cars and trucks. The Company also provides vehicle-related financing, leasing, and insurance through its subsidiary. The shares of common stock of Ford Motor Company trade and are listed on the New York Stock Exchange under the symbol "F." Information filed by Ford Motor Company with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of F

The following graph sets forth the historical performance of F based on the daily historical closing values from September 26, 2013 through September 26, 2023. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of F should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of F on any Observation Date, including the Final Valuation Date.

Description of NFLX

Netflix, Inc. operates as a subscription streaming service and production company. The Company offers a wide variety of TV shows, movies, anime, and documentaries on internet-connected devices. Netflix serves customers worldwide. Shares of the common stock of Netflix, Inc. trade and are listed on the Nasdaq under the symbol "NFLX." Information filed by Netflix, Inc. with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of NFLX

The following graph sets forth the historical performance of NFLX based on the daily historical closing values from September 26, 2013 through September 26, 2023. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of NFLX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of NFLX on any Observation Date, including the Final Valuation Date.

Description of BAC

Bank of America Corporation operates as a financial holding company. The Company offers saving accounts, deposits, mortgage and construction loans, cash and wealth management, certificates of deposit, investment funds, credit and debit cards, insurance, mobile, and online banking services. Bank of America serves customers worldwide. The shares of common stock of Bank of America Corporation trade and are listed on the New York Stock Exchange under the symbol "BAC." Information fi led by Bank of America Corporation with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of BAC

The following graph sets forth the historical performance of BAC based on the daily historical closing values from September 26, 2013 through September 26, 2023. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of BAC should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of BAC on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of any Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations - Tax Treatment of U.S. Holders - U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes - Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by any Underlying and consult your tax advisor regarding the possible consequences to you if any Underlying is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations - Tax Treatment of U.S. Holders - Certain Notes Treated as a Put Option and a Deposit or an Executory Contract - Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations - Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding..

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 23, 2021, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 23, 2021, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 23, 2021.

TABLE OF CONTENTS

Pricing Supplement

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$350,000
Autocallable Contingent Income Barrier Notes with Memory Coupon Linked to the Least Performing of the Equity Securities of Ford Motor Company, Netflix Inc. and Bank of America Corporation

Amendment No. 1 dated September 29, 2023 to the Pricing Supplement dated September 8, 2022